Conformed Copy





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                    ELAN PHARMACEUTICAL INVESTMENTS III, LTD.



                                U.S. $550,000,000



                   Series A Guaranteed Notes due June 29, 2002
                  Series B Guaranteed Notes due March 15, 2005
                  Series C Guaranteed Notes due March 15, 2005







                             NOTE PURCHASE AGREEMENT





                           Dated as of March 15, 2001





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



                                TABLE OF CONTENTS

Section                                                                                               Page


1.       AUTHORIZATION OF NOTES..........................................................................1

2.       SALE AND PURCHASE OF NOTES......................................................................2
         2.1.     Description of Outstanding Notes.......................................................2
         2.2.     Issuance, Sale and Purchase of Notes...................................................2

3.       CLOSING.........................................................................................2

4.       CONDITIONS TO CLOSING...........................................................................3
         4.1.     Representations and Warranties.........................................................3
         4.2.     Performance; No Default................................................................3
         4.3.     Compliance Certificates................................................................4
         4.4.     Opinions of Counsel....................................................................4
         4.5.     Purchase Permitted By Applicable Law, etc..............................................4
         4.6.     Sale of Other Notes....................................................................5
         4.7.     Payment of Special Counsel Fees........................................................5
         4.8.     Private Placement Number...............................................................5
         4.9.     Changes in Corporate Structure.........................................................5
         4.10.    Evidence of Consent to Receive Service of Process......................................5
         4.11.    Proceedings and Documents..............................................................5
         4.12.    Rating.................................................................................6
         4.13.    Other Finance Documents, etc...........................................................6
         4.14.    Payment of Accrued Interest; Consent Fee; Exchange Fee.................................6

5.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................................................6
         5.1.     Organization; Power and Authority......................................................6
         5.2.     Authorization, etc.....................................................................7
         5.3.     Disclosure.............................................................................7
         5.4.     Organization and Ownership of Shares of Subsidiaries; Affiliates.......................7
         5.5.     Financial Statements...................................................................8
         5.6.     Compliance with Laws, Other Instruments, etc...........................................8
         5.7.     Governmental Authorizations, etc.......................................................8
         5.8.     Litigation; Observance of Agreements, Statutes and Orders..............................8
         5.9.     Taxes; Foreign Taxes...................................................................9
         5.10.    Title to Property; Leases..............................................................9
         5.11.    Licenses, Permits, etc................................................................10
         5.12.    Compliance with ERISA.................................................................10
         5.13.    Private Offering by the Company.......................................................11
         5.14.    Use of Proceeds; Margin Regulations...................................................11
         5.15.    Existing Indebtedness; Future Liens...................................................12



         5.16.    Foreign Assets Control Regulations, etc...............................................12
         5.17.    Status under Certain Statutes.........................................................12
         5.18.    Environmental Matters.................................................................12
         5.19.    Ranking...............................................................................13

6.       REPRESENTATIONS OF THE PURCHASERS..............................................................13
         6.1.     Purchase for Investment...............................................................13
         6.2.     Source of Funds.......................................................................14
         6.3.     Qualified Purchaser...................................................................15
         6.4.     Treatment of Notes....................................................................15

7.       INFORMATION AS TO THE COMPANY..................................................................15
         7.1.     Financial and Business Information....................................................15
         7.2.     Officer's Certificate.................................................................18
         7.3.     Inspection............................................................................18

8.       PAYMENT OF THE NOTES...........................................................................19
         8.1.     Maturity..............................................................................19
         8.2.     Prepayment in Connection with a Payment under Section 13..............................19
         8.3.     Notices, etc..........................................................................20
         8.4.     Maturity; Surrender, etc..............................................................20
         8.5.     Purchase of Notes.....................................................................21
         8.6.     Make-Whole Amount.....................................................................21

9.       AFFIRMATIVE COVENANTS..........................................................................22
         9.1.     Compliance with Law...................................................................22
         9.2.     Insurance.............................................................................22
         9.3.     Maintenance of Properties.............................................................23
         9.4.     Payment of Taxes and Claims...........................................................23
         9.5.     Corporate Existence, etc..............................................................23
         9.6.     Ranking...............................................................................23
         9.7.     Use of Proceeds.......................................................................24

10.      NEGATIVE COVENANTS.............................................................................24
         10.1.    Transactions with Affiliates..........................................................24
         10.2.    Merger, Consolidation, etc............................................................24
         10.3.    Liens.................................................................................24
         10.4.    Limitations on Additional Indebtedness................................................25
         10.5.    Restricted Payments...................................................................25
         10.6.    Limitations on Change in Business.....................................................25
         10.7.    Limitations on Sale of Assets.........................................................25
         10.8.    Limitations on Capital Expenditures...................................................25
         10.9.    Limitations on Investments............................................................26
         10.10.   Treatment of Notes....................................................................26


                                       ii

11.      EVENTS OF DEFAULT..............................................................................26

12.      REMEDIES ON DEFAULT, ETC.......................................................................29
         12.1.    Acceleration..........................................................................29
         12.2.    Other Remedies........................................................................30
         12.3.    Rescission............................................................................30
         12.4.    No Waivers or Election of Remedies, Expenses, etc.....................................30

13.      TAX INDEMNIFICATION............................................................................31

14.      REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES..................................................32
         14.1.    Registration of Notes.................................................................32
         14.2.    Transfer and Exchange of Notes........................................................32
         14.3.    Replacement of Notes..................................................................33

15.      PAYMENTS ON NOTES..............................................................................33
         15.1.    Place and Time of Payment.............................................................33
         15.2.    Home Office Payment...................................................................34

16.      EXPENSES, ETC..................................................................................34
         16.1.    Transaction Expenses..................................................................34
         16.2.    Taxes.................................................................................35
         16.3.    Survival..............................................................................35

17.      SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT...................................35

18.      AMENDMENT AND WAIVER...........................................................................35
         18.1.    Requirements..........................................................................35
         18.2.    Solicitation of Holders of Notes......................................................36
         18.3.    Binding Effect, etc...................................................................36
         18.4.    Notes held by Company, etc............................................................36

19.      NOTICES........................................................................................37

20.      REPRODUCTION OF DOCUMENTS......................................................................37

21.      CONFIDENTIAL INFORMATION.......................................................................37

22.      SUBSTITUTION OF PURCHASER......................................................................39

23.      JURISDICTION AND PROCESS.......................................................................39

24.      WAIVER OF JURY TRIAL...........................................................................40

25.      OBLIGATION TO MAKE PAYMENTS IN DOLLARS.........................................................40




26.      MISCELLANEOUS..................................................................................41
         26.1.    Successors and Assigns................................................................41
         26.2.    Payments Due on Non-Business Days.....................................................41
         26.3.    Severability..........................................................................41
         26.4.    Construction..........................................................................41
         26.5.    Counterparts..........................................................................41
         26.6.    Governing Law.........................................................................41



         SCHEDULE A            --      DEFINED TERMS
         SCHEDULE B            --      NAMES AND ADDRESSES OF PURCHASERS
         SCHEDULE 5.4          --      Directors and Officers of the Company
         SCHEDULE 5.5          --      Financial Statements

         EXHIBIT 1-A           --      Form of Series A Guaranteed Note due
                                         June 29, 2002
         EXHIBIT 1-B           --      Form of Series B Guaranteed Note due
                                         March 15, 2005
         EXHIBIT 1-C           --      Form of Series C Guaranteed Note due
                                         March 15, 2005
         EXHIBIT 2             --      Form of Guarantee
         EXHIBIT 4.4(a)(i)     --      Form of Opinion of U.S. Counsel for the
                                         Obligors
         EXHIBIT 4.4(a)(ii)    --      Form of Opinion of Bermuda Counsel for
                                         the Company
         EXHIBIT 4.4(a)(iii)   --      Form of Opinion of Irish Counsel for
                                         the Guarantor
         EXHIBIT 4.4(b)        --      Form of Opinion of Special Counsel for
                                         the Purchasers
         EXHIBIT 10.4          --      Form of Junior Subordinated Note

                    ELAN PHARMACEUTICAL INVESTMENTS III, LTD.
                               102 St. James Court
                              Flatts, Smiths, FL-04
                                     Bermuda


                   Series A Guaranteed Notes due June 29, 2002
                  Series B Guaranteed Notes due March 15, 2005
                  Series C Guaranteed Notes due March 15, 2005



                                                            As of March 15, 2001


TO THE PURCHASERS WHOSE NAMES
      APPEAR IN THE ACCEPTANCE
      FORM AT THE END HEREOF:

Ladies and Gentlemen:

     ELAN PHARMACEUTICAL INVESTMENTS III, LTD., a qualified special purpose corporation incorporated under the laws of Bermuda (the "Company"), agrees with each of the purchasers whose names appear in the acceptance form at the end hereof (each, a "Purchaser" and, collectively, the "Purchasers") as follows:

1. AUTHORIZATION OF NOTES.

     The Company will authorize the issue and sale of U.S. $550,000,000 aggregate principal amount of its guaranteed notes, of which U.S. $160,000,000 aggregate principal amount shall be its Series A Guaranteed Notes due June 29, 2002 (the "Series A Notes"), U.S. $190,000,000 aggregate principal amount shall be its Series B Guaranteed Notes due March 15, 2005 (the "Series B Notes") and U.S. $200,000,000 aggregate principal amount shall be its Series C Guaranteed Notes due March 15, 2005 (the "Series C Notes") (each a "Note", and collectively, the "Notes"), such term to include any such notes issued in substitution therefor pursuant to Section 14 of this Agreement). The Series A Notes, Series B Notes and Series C Notes shall be substantially in the respective forms set out in Exhibit 1-A, 1-B and 1-C, with such changes therefrom, if any, as may be approved by each Purchaser and the Company. Certain capitalized terms used in this Agreement are defined in Schedule A. References to a "Schedule" or an "Exhibit" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

     Payment of the principal of, Make-Whole Amount (if any) and interest on the Notes and other amounts owing hereunder shall be unconditionally guaranteed by the Guarantor as provided in the Guarantee Agreement (and each Note will have the guarantee (the "Guarantee") of the Guarantor endorsed thereon in the form set out in Exhibit 2).

2. SALE AND PURCHASE OF NOTES.

2.1. Description of Outstanding Notes.

     Elan Pharmaceutical Investments, Ltd., a qualified special purpose corporation incorporated under the laws of Bermuda, currently has outstanding, under and pursuant to that certain Note Purchase Agreement dated as of June 28, 1999, U.S. $350,000,000 aggregate principal amount of its 8.43% Guaranteed Notes due June 29, 2002 (the "Outstanding Notes"). Payment of the principal of and premium, if any, and interest on the Outstanding Notes has been unconditionally guaranteed on a subordinated basis by the Guarantor.

2.2. Issuance, Sale and Purchase of Notes.

     Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser and each Purchaser will purchase from the Company, at the Closing provided for in Section 3, Notes of the series and in the principal amount specified opposite such Purchaser's name in Schedule B at the purchase price of 100% of the principal amount thereof. It is understood that the Series A Notes and the Series B Notes will only be offered to holders of the Outstanding Notes who have exchanged such Outstanding Notes for Series A Notes or Series B Notes in accordance with the terms of the Exchange Offer Circular and Consent Solicitation dated February 14, 2001. The Series C Notes will be offered to all investors. The Purchasers' obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

3. CLOSING.

     The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Milbank, Tweed, Hadley & McCloy LLP, One Chase Manhattan Plaza, New York, New York 10005, at 10:00 a.m., New York City time, at a closing (the "Closing") on March 15, 2001. At the Closing, the Company will deliver to Milbank, Tweed, Hadley & McCloy LLP, as authorized representative of each Purchaser (the "Authorized Representative"), on behalf of each Purchaser, the Notes to be purchased by such Purchaser in the form of a single Note for each series to be purchased by such Purchaser (or such greater number of Notes in denominations of at least U.S.$100,000 as such Purchaser may request) dated the date of the Closing and registered in such Purchaser's name (or in the name of such Purchaser's nominee), with the Guarantee of the Guarantor endorsed thereon, against

     (a) with respect to the purchase of Series A Notes and Series B Notes, delivery by such Purchaser to the Company of the Outstanding Notes in the aggregate principal amount equal to the aggregate principal amount of Series A Notes and Series B Notes to be purchased by such Purchaser as set forth opposite such Purchaser's name on Schedule B; and

     (b) with respect to the purchase of Series C Notes, delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds to: Citibank N.A., 111 Wall Street, New York, NY (Fedwire ABA: 021 000 089; CHIPS ABA No.: 0008; SWIFT Code: CITIUS33) for the benefit of: The Bank of Bermuda Ltd., 6 Front Street, Hamilton, Bermuda (SWIFT Code: BBDABMHM; CHIPS
UID: 005584) for the account of Elan Pharmaceutical Investments III, Ltd. to beneficiary account number 1010970277, with an instruction to the remitting bank to send a SWIFT MT100 customer transfer advice to the Bank of Bermuda Hamilton.

     If at the Closing the Company shall fail to tender such Notes to the Authorized Representative on behalf of any Purchaser as provided above in this
Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to such Purchaser's satisfaction, such Purchaser shall, at such Purchaser's election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such nonfulfillment.

4. CONDITIONS TO CLOSING.

     Each Purchaser's obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing is subject to the fulfillment to such Purchaser's satisfaction, prior to or at the Closing, of the following conditions:

4.1. Representations and Warranties.

     The representations and warranties of the Company in this Agreement and of the Guarantor in the Guarantee Agreement shall be correct when made and at the time of the Closing.

4.2. Performance; No Default.

     Each Obligor shall have performed and complied with all agreements and conditions contained in this Agreement and the Guarantee Agreement required to be performed or complied with by it prior to or at the Closing and after giving effect to the issue and sale of the Notes (and the application of the proceeds therefrom as set forth in Section 9.7) no Default or Event of Default shall have occurred and be continuing. Neither of the Obligors nor any Subsidiary thereof shall have entered into any transaction since the date of the Memorandum that would have been prohibited by Section 10.2 or 10.7 of this Agreement or Section
7.2 or 7.5 of the Guarantee Agreement had such Sections applied since such date.

4.3. Compliance Certificates.

     (a) Officer's Certificate. Each Obligor shall have delivered to such Purchaser an Officer's Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2, 4.9 and 4.14 have been fulfilled.

     (b) Secretary's Certificate. Each Obligor shall have delivered to such Purchaser a certificate certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of this Agreement and the Notes (in the case of the Company) and of the Guarantee Agreement and the Guarantees (in the case of the Guarantor).

4.4. Opinions of Counsel.

     Such Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the Closing (a) from (i) Cahill Gordon & Reindel, U.S. counsel for the Obligors, substantially in the form set forth in Exhibit 4.4(a)(i), (ii) Conyers Dill & Pearman, Bermuda counsel for the Company and Bermuda counsel for Elan International Services Ltd., substantially in the form set forth in Exhibit 4.4(a)(ii), and (iii) McCann FitzGerald, Irish counsel for the Guarantor, substantially in the form set forth in Exhibit 4.4(a)(iii), and covering such other matters incident to the transactions contemplated hereby as such Purchaser or the Purchasers' special New York counsel may reasonably request (and the Company hereby instructs its respective counsel to deliver such opinions to the Purchasers) and
(b) from Milbank, Tweed, Hadley & McCloy LLP, the Purchasers' special New York counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.4(b) and covering such other matters incident to such transactions as such Purchaser may reasonably request.

4.5. Purchase Permitted By Applicable Law, etc.

     On the date of the Closing, such Purchaser's purchase of Notes shall (i) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as Section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment,
(ii) not violate any applicable law or regulation (including, without limitation, Regulation U, T or X of the Board of Governors of the Federal Reserve System) and (iii) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by such Purchaser, such Purchaser shall have received an Officer's Certificate from the Company certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

4.6.     Sale of Other Notes.

     Contemporaneously with the Closing, the Company shall sell to each other Purchaser and each other Purchaser shall purchase the Notes to be purchased by it at the Closing as specified in Schedule B.

4.7. Payment of Special Counsel Fees.

     Without limiting the provisions of Section 16.1, the Company shall have paid on or before the Closing the reasonable fees, charges and disbursements of the Purchasers' special counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Company prior to the Closing.

4.8. Private Placement Number.

     A private placement number issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for each series of Notes.

4.9. Changes in Corporate Structure.

     Neither Obligor shall have changed its jurisdiction of incorporation or been a party to any merger or consolidation or shall have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in
Schedule 5.5 of this Agreement and Schedule 4.5 of the Guarantee Agreement.

4.10. Evidence of Consent to Receive Service of Process.

     Such Purchaser shall have received, in form and substance satisfactory to such Purchaser, evidence of the consent of CT Corporation System in New York, New York to the appointment and designation provided for by Section 23 of this Agreement and Section 15 of the Guarantee Agreement for the period from the date of Closing through April 30, 2005 and the payment in full of all fees in respect thereof.

4.11. Proceedings and Documents.

     All corporate and other proceedings in connection with the transactions contemplated by this Agreement, the Guarantee Agreement and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser and the Purchasers' special counsel, and such Purchaser and such special counsel shall have received all such counterpart originals or certified or other copies of such documents and instruments as such Purchaser or such special counsel may reasonably request.

4.12. Rating.

     Such Purchaser shall have received an Officer's Certificate of the Company dated as of the Closing, to the effect that attached thereto is a true and correct copy of (i) a letter signed by Moody's Investors Service, Inc. ("Moody's") confirming that the Notes have been rated at least Baa3 and (ii) a letter signed by Standard & Poor's Ratings Group, a Division of the McGraw-Hill Companies, Inc. ("Standard & Poor's"), confirming that the Notes have been rated at least BBB-.

4.13. Other Finance Documents, etc.

     Such Purchaser shall have received a fully executed counterpart of the Guarantee Agreement, the Stock Pledge Agreement, and the Escrow Agreement each in form and substance satisfactory to such Purchaser.

     The Asset Transfer Agreement and the Services Agreement shall have been duly executed and delivered by the parties thereto and shall be in full force and effect.

4.14. Payment of Accrued Interest; Consent Fee; Exchange Fee.

     The Company shall have paid (in the manner contemplated for payments by Section 15.2) (i) to each Purchaser of Series A Notes and each Purchaser of Series B Notes (x) an amount equal to all accrued and unpaid interest to the date of the Closing on the Outstanding Note(s) held by such Purchaser and being delivered to the Company by such Purchaser pursuant to Section 3 and (y) a consent fee equal to $1.25 for each $1,000 aggregate principal amount of Outstanding Note(s) exchanged by such Purchaser, and (ii) to each Purchaser of Series B Notes an exchange fee equal to $1.25 for each $1,000 aggregate principal amount of Outstanding Note(s) exchanged by such Purchaser.

5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

     The Company represents and warrants to each Purchaser that:

5.1. Organization; Power and Authority.

     The Company is a corporation duly organized, validly existing and in good standing under the laws of Bermuda, and is duly qualified as a foreign corporation and, if applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Finance Documents to which the Company is a party and to perform the provisions hereof and thereof.

5.2. Authorization, etc.

     The Finance Documents to which the Company is a party have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note and each other Finance Document to which the Company is a party will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and
(ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3. Disclosure.

     The Company, through its agent, Banc of America Securities LLC, has delivered to each Purchaser a copy of a Private Placement Memorandum, dated February 2001 and a copy of a Private Placement Memorandum Supplement, dated March 6, 2001 (collectively, and together with the documents delivered therewith, the "Memorandum"), relating to the transactions contemplated hereby and in the Guarantee Agreement. The Memorandum fairly describes, except with respect to the Defined Portfolio, in all material respects, the general nature of the business and principal properties of the Guarantor and its Subsidiaries. The Memorandum and the financial statements listed in Schedule 5.5 of this Agreement and Schedule 4.5 of the Guarantee Agreement, taken as a whole, except with respect to the Defined Portfolio, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. The information relating to the Defined Portfolio included in the Memorandum is accurate in all material respects. Except as disclosed in the Memorandum or in the financial statements listed in Schedule 5.5 of this Agreement and Schedule 4.5 of the Guarantee Agreement, since the date of the Memorandum (with respect to the Company) and December 31, 2000 (with respect to the Guarantor), there has been no change in the business, operations, affairs, financial condition, prospects, assets or properties of the Company or the Guarantor and its Subsidiaries, taken as a whole, except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to either Obligor that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Memorandum or in the other documents, certificates and writings delivered to the Purchasers by or on behalf of either Obligor specifically for use in connection with the transactions contemplated hereby and in the Guarantee Agreement.

5.4. Organization and Ownership of Shares of Subsidiaries; Affiliates.

     The Company does not have any Subsidiaries. Schedule 5.4 contains a complete and correct list of the Company's directors and senior officers.

5.5. Financial Statements.

     The Company has delivered to each Purchaser copies of the pro forma balance sheets of the Company as provided on Schedule 5.5. All of said balance sheets fairly present in all material respects the pro forma financial position of the Company as of the respective dates specified in such pro forma balance sheets.

5.6. Compliance with Laws, Other Instruments, etc.

     Except as would not, individually or in the aggregate, have a Material Adverse Effect, the execution, delivery and performance by the Company of the Finance Documents to which the Company is a party will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any of its Subsidiaries under (other than any Lien created under the Escrow Agreement), any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or bye-laws, or any other agreement or instrument to which the Company or any of its Subsidiaries is bound or by which the Company or any of its Subsidiaries or any of their respective properties may be bound or affected,
(ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any of its Subsidiaries or
(iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any of its Subsidiaries.

5.7. Governmental Authorizations, etc.

     No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of any Finance Document to which the Company is a party (including, without limitation, any thereof required in connection with the obtaining of Dollars to make payments under this Agreement and the Notes and the payment of such Dollars to Persons resident in the United States of America) except for such consents, approvals and authorizations and registrations, filings and declarations as have already been obtained. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Ireland or Bermuda of any Finance Document to which the Company is a party that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

5.8. Litigation; Observance of Agreements, Statutes and Orders.

     (a) There are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any property of the Company or any of its Subsidiaries in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     (b) Neither the Company nor any of its Subsidiaries is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation applicable Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9. Taxes; Foreign Taxes.

     (a) The Company and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not, individually or in the aggregate, Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary thereof, as the case may be, has established adequate reserves in accordance with U.S. GAAP. The Company knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of taxes for all fiscal periods are adequate.

     (b) No liability for any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, levy, impost, fee, charge or withholding (each a "Tax" and collectively "Taxes"), directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in Bermuda or any political subdivision thereof or therein (an "Applicable Taxing Authority") will be incurred by the Company or any holder of a Note as a result of the execution or delivery of this Agreement or the Notes and, based on present law, no deduction or withholding in respect of Taxes imposed by or for the account of any Applicable Taxing Authority or any jurisdiction (other than the United States of America) by or through which payments with respect to this Agreement or the Notes are made by the Company is required to be made from any payment by the Company under this Agreement or the Notes except for any such withholding or deduction arising out of the conditions described in the proviso to Section 13(a).

5.10. Title to Property; Leases.

     The Company and its Subsidiaries have good and sufficient title to their respective properties that, individually or in the aggregate, are Material, free and clear of Liens prohibited by this Agreement. All leases that the Company or any of its Subsidiaries is party to as lessee and that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11. Licenses, Permits, etc.

     Except as would not have a Material Adverse Effect:

          (a) the Company and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, without known conflict with the rights of others;

          (b) to the knowledge of the Company, no product of the Company or any of its Subsidiaries infringes in any respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person; and

          (c) to the knowledge of the Company, there is no violation by any Person of any right of the Company or any of its Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Company or any of its Subsidiaries.

5.12. Compliance with ERISA.

     (a) The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate Material.

     (b) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by more than U.S.$2,000,000 in the case of any single Plan and by more than U.S.$2,000,000 in the aggregate for all Plans. The term "benefit liabilities" has the meaning specified in section 4001 of ERISA and the terms "current value" and "present value" have the meaning specified in section 3 of ERISA.

     (c) The Company and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

     (d) The expected postretirement benefit obligation (determined as of the last day of the Company's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company and its Subsidiaries is not Material.

     (e) The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406(a) of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Company in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of the Purchasers' representation in Section
6.2 as to the sources of the funds used to pay the purchase price of the Notes to be purchased by the Purchasers.

     (f) Each Foreign Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and court orders and has been maintained in good standing with applicable regulatory authorities, except for such instances of noncompliance which have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. For purposes of this paragraph, "Foreign Pension Plan" means any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States of America by the Company or any of its Subsidiaries primarily for the benefit of employees residing outside the United States of America of the Company or such Subsidiary thereof, which plan, fund or other similar program provides for retirement income for such employees, results in a deferral of income for such employees in contemplation of retirement or provides for payments to be made to such employees upon termination of employment, and which plan is not subject to ERISA or the Code.

5.13. Private Offering by the Company.

     Neither the Company nor anyone acting on its behalf has offered the Notes or the Guarantees or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person other than the Purchasers and not more than 29 other Qualified Purchasers, each of which has been offered the Notes through a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes or the Guarantees to the registration requirements of Section 5 of the Securities Act.

5.14. Use of Proceeds; Margin Regulations.

     The Company will apply the proceeds of the sale of the Notes as set forth in Section 9.7. No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the United States Federal Reserve System (12 CFR 221) ("Regulation U"), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). The Company does not own or have any present intention of acquiring any margin stock. As used in this Section, the terms "margin stock" and "purpose of buying or carrying" shall have the meanings assigned to them in said Regulation U.

5.15. Existing Indebtedness; Future Liens.

     (a) The Company does not have any outstanding Indebtedness on the date hereof, except for the Notes being sold pursuant to this Agreement.

     (b) Neither the Company nor any of its Subsidiaries has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.3.

5.16. Foreign Assets Control Regulations, etc.

     Neither the sale of the Notes by the Company hereunder nor its use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, the International Emergency Economic Powers Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

5.17. Status under Certain Statutes.

     Neither the Company nor any of its Subsidiaries is subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 1935, as amended, the Interstate Commerce Act, as amended, or the Federal Power Act, as amended.

5.18. Environmental Matters.

     Neither the Company nor any of its Subsidiaries has knowledge of any claim or has received any written notice of any claim or proceeding raising any claim against the Company or any of its Subsidiaries or any of their respective real properties or other assets now or formerly owned, leased or operated by any of them, alleging any liability under or violation of any applicable Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to the Purchasers in writing,

          (a) neither the Company nor any of its Subsidiaries has knowledge of any facts which would give rise to any claim, public or private, of violation of applicable Environmental Laws by any of them or liability under Environmental Laws emanating from, occurring on or in any way related to real properties or to other assets now or formerly owned, leased or operated by any of them, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

          (b) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them or disposed of any Hazardous Materials in violation of any applicable Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

          (c) all buildings on all real properties now owned, leased or operated by the Company or any of its Subsidiaries are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19. Ranking.

     All liabilities of the Company under the Notes constitute direct, unconditional and general obligations of the Company and rank in right of payment either pari passu or senior to all other Indebtedness of the Company.

6. REPRESENTATIONS OF THE PURCHASERS.

6.1. Purchase for Investment.

     Each Purchaser represents that such Purchaser is purchasing the Notes for its own account or for one or more separate accounts maintained by it or for the account of one or more pension or trust funds and not with a view to the distribution thereof in a manner which will adversely affect the exemption from registration under the Securities Act pursuant to which the Notes are sold hereunder; provided that the disposition of such Purchaser's or their property shall at all times be within such Purchaser's or their control. Each Purchaser understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes.

     The Notes will have a legend to the effect of the following:

          "THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE SECURITIES LAWS OF OTHER

          JURISDICTIONS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH SECURITIES LAWS."

6.2. Source of Funds.

     Each Purchaser represents that at least one of the following statements is an accurate representation as to each source of funds (a "Source") to be used by such Purchaser to pay the purchase price of the Notes to be purchased by such Purchaser hereunder:

          (a) the Source is an "insurance company general account" (as the term is defined in Prohibited Transaction Exemption ("PTE") 95-60 (issued July 12, 1995)) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the National Association of Insurance Commissioners (the "NAIC Annual Statement")) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser's state of domicile; or

          (b) the Source is a separate account that is maintained solely in connection with such Purchaser's fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

          (c) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as disclosed by such Purchaser to the Company in writing pursuant to this paragraph (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

          (d) the Source constitutes assets of an "investment fund" (within the meaning of Part V of the QPAM Exemption) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of "control" in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this paragraph (d); or

          (e) the Source is a governmental plan; or

          (f) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this paragraph (f); or

          (g) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms "employee benefit plan", "governmental plan" and "separate account" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

6.3. Qualified Purchaser.

     Each Purchaser represents that such Purchaser is a Qualified Purchaser.

6.4. Treatment of Notes.

     Each Purchaser represents that it will treat the Notes as debt for United States federal, state and local income tax purposes and take no position on any tax return that is inconsistent with such treatment, provided that such Purchaser may make a protective election to treat the Company as a qualified electing fund under Section 1295 of the Internal Revenue Code and Treasury Regulations thereunder.

7. INFORMATION AS TO THE COMPANY.

7.1. Financial and Business Information.

     The Company shall deliver to each holder of Notes:

          (a) Annual Statements -- within 180 days after the end of each fiscal year of the Company, duplicate copies of,

               (i) a consolidated balance sheet of the Company and its Subsidiaries, as at the end of such year, and

               (ii) consolidated statements of income and changes in financial position of the Company and its Subsidiaries, for such year,

     setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with U.S. GAAP, and accompanied by

               (A) an opinion thereon of independent chartered accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and changes in financial position and have been prepared in conformity with U.S. GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances;

               (B) a certificate of such accountants stating that they have reviewed this Agreement and stating further whether, in making their audit, they have become aware of any condition or event that then constitutes a Default or an Event of Default, and, if they are aware that any such condition or event then exists, specifying the nature and period of the existence thereof (it being understood that such accountants shall not be liable, directly or indirectly, for any failure to obtain knowledge of any Default or Event of Default unless such accountants should have obtained knowledge thereof in making an audit in accordance with generally accepted auditing standards or did not make such an audit); provided that so long as the Company uses its best efforts to cause such certificate to be delivered, any failure of such accountants to deliver such certificate shall not constitute a violation or breach of this clause (B).

          (b) Other Reports -- promptly upon their becoming available, one copy of (i) each financial statement, report, notice or proxy statement sent by the Company or any of its Subsidiaries to public securities holders generally, and (ii) each regular or periodic report and each registration statement (without exhibits except as expressly requested by such holder) filed by the Company or any of its Subsidiaries with any stock exchange and of all press releases and other statements made available generally by the Company or any of its Subsidiaries to the public concerning developments that are Material;

          (c) Notice of Default or Event of Default -- within five days after a Responsible Officer becomes aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

          (d) ERISA Matters -- within thirty (30) days after a Responsible Officer becomes aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto:

               (i) with respect to any Plan, any reportable event, as defined in section 4043(b) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

               (ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

               (iii) any event, transaction or condition that could result in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

          (e) Notices from Governmental Authority -- promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company or any of its Subsidiaries from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

          (f) Tax Information -- the Company agrees to provide with reasonable promptness such information as may be required under Section 1295 of the Internal Revenue Code and Treasury Regulations thereunder to permit such holder to make a protective election to treat the Company as a qualified electing fund for purposes of such Section provided that the Company shall not be required to provide such information in the event that the Company has previously provided an opinion of counsel stating that such Note will be treated as debt for U.S. federal income tax purposes; and

          (g) Requested Information -- with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or any of its Subsidiaries or relating to the ability of the Company to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by any such holder of Notes.

7.2. Officer's Certificate.

     Each set of financial statements delivered to a holder of Notes pursuant to
Section 7.1(a) hereof shall be accompanied by, and within 90 days after the end of each of the first three fiscal quarterly periods in each fiscal year the Company shall deliver to each holder of Notes, a certificate of a Senior Financial Officer of the Company setting forth:

          (a) Covenant Compliance -- the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Section 10.1 through Section 10.10 hereof, inclusive, during the quarterly or annual period covered by such certificate then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Section, and the calculation of the amount, ratio or percentage then in existence); and

          (b) Event of Default -- a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the quarterly or annual period covered by such certificate to the date of such certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any of its Subsidiaries to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

7.3. Inspection.

     The Company shall permit the representatives of each holder of at least U.S.$1,000,000 aggregate principal amount of Notes:

          (a) No Default -- if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of Company and its Subsidiaries with the Company's officers, and its independent chartered accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and each of its Subsidiaries, all at such reasonable times as may be reasonably requested in writing, provided that each holder will be permitted such visits and discussions no more than once every 18 months; and

          (b) Default -- if a Default or Event of Default then exists, at the expense of the Company, to visit and inspect any of the offices or properties of the Company or any of its Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent chartered accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Subsidiaries), all at such times and as often as may be requested.

8. PAYMENT OF THE NOTES.

8.1. Maturity.

     As provided therein, the entire unpaid principal amount of the Series A Notes shall be due and payable on June 29, 2002 and the entire unpaid principal amount of the Series B Notes and the Series C Notes shall be due and payable on March 15, 2005.

8.2. Prepayment in Connection with a Payment under Section 13.

     (a) Subject to Subsection (b) below, if, as a result of the occurrence of any Tax Event, the Company on any date shall have (i) made a payment under
Section 13 with respect to any Note or become obligated to make a payment under
Section 13 with respect to any Note on the next date on which a payment of interest is scheduled to be made (such payment in either case being in excess of the amount that the Company would have been required to pay but for the occurrence of such Tax Event) (in either case, any such Note being herein referred to as an "Affected Note") and (ii) furnished to each holder of any Affected Note a notice from a Responsible Officer of the Company setting forth in reasonable detail the nature of such Tax Event and an explanation of the basis on which the Company is then so obligated to make payment under Section 13, the Company may, upon notice given as provided in Section 8.3, prepay the Affected Notes in whole (and not in part) at a price equal to the unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon to the date fixed for such prepayment, and (y) the applicable Make-Whole Amount determined in respect of such principal amount.

     (b) Notwithstanding Subsection (a) above, no Affected Note shall be prepaid pursuant to this Section 8.2 if the holder thereof, at least five (5) Business Days prior to the prepayment date under this Section 8.2, shall have delivered a notice to the Company stating that such holder waives any right to any future payment under Section 13 in respect of the specific Tax Event that shall have given rise to the Company's prepayment right under this Section 8.2; provided that

          (1) no such waiver (x) shall be deemed to constitute a waiver of any right to receive a payment in full under Section 13 in respect of any other Tax Event that shall have previously given rise to the Company's prepayment right under this Section 8.2 or (y) preclude the Company from exercising any such right of prepayment in respect of such other Tax Event; and

          (2) if on any date the amount of any payment that a holder of a Note would be entitled to receive under Section 13 shall increase (in proportion to the total amount in respect of which the amount payable under Section 13 is determined),

               (x) the occurrence of any such increase shall be deemed to be a new Tax Event giving rise to a prepayment right under this Section 8.3, and

               (y) such holder thereafter shall be entitled to receive the full amount of any future payment provided under Section 13, notwithstanding any waiver previously delivered pursuant to this
          Section 8.2 unless such holder shall have delivered a notice under
          Section 8.2(b) in respect of any such prepayment.

     In addition, no prepayment of any Note shall be permitted pursuant to
Section 8.2(a) if the underlying Tax payment under Section 13 arises as a result of the failure of the Company to make any request specified in Section 13(a)(ii) or any other act or omission by the Company.

8.3. Notices, etc.

     The Company will give each holder of any Affected Note written notice of each prepayment under Section 8.2, in each case not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date, the aggregate principal amount of the Affected Notes to be prepaid on such date, the principal amount of each Affected Note held by such holder to be prepaid, and the interest to be paid on the prepayment date with respect to such principal amount being prepaid. Each such notice shall be accompanied by a certificate of a Senior Financial Officer as to the estimated applicable Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation, and two Business Days prior to such prepayment, the Company shall deliver to each holder of Affected Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.4. Maturity; Surrender, etc.

     In the case of each prepayment of Affected Notes pursuant to this Section 8, the principal amount of each Affected Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Affected Note paid or prepaid in full shall be surrendered to the Company and canceled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Affected Note.

8.5. Purchase of Notes.

     The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except in connection with an offer by the Company or any such Affiliate to purchase, redeem, prepay, or otherwise acquire such Notes ratably, and on the same terms, among all of the holders of the Notes outstanding.

8.6. Make-Whole Amount.

     The term "Make-Whole Amount" means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

          "Called Principal" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

          "Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

          "Reinvestment Yield" means, with respect to the Called Principal of any Note, the sum of (x) 0.50% plus (y) the yield to maturity implied by
     (i) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page 678" on the Telerate Service of Bridge Information Services (or such other display as may replace Page 678 on Telerate Service of Bridge Information Services) for actively traded U.S. Treasury securities having a maturity equal to the remaining term of the Notes as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in U.S. Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to remaining term of the Notes as of such Settlement Date. Such implied yield will be determined, if necessary, by
     (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the actively traded U.S. Treasury security with the maturity closest to and greater than the remaining term of the Notes and (2) the actively traded U.S. Treasury security with the maturity closest to and less than the remaining term of the Notes.

          "Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or
     Section 12.1.

          "Settlement Date" means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to
     Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

9. AFFIRMATIVE COVENANTS.

     The Company covenants that so long as any of the Notes are outstanding:

9.1. Compliance with Law.

     The Company will and will cause each of its Subsidiaries to comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, applicable Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.2. Insurance.

     The Company will and will cause each of its Subsidiaries to maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

9.3. Maintenance of Properties.

     The Company will and will cause each of its Subsidiaries to maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section 9.3 shall not prevent the Company or any of its Subsidiaries from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4. Payment of Taxes and Claims.

     The Company will and will cause each of its Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any of its Subsidiaries; provided that neither the Company nor any of its Subsidiaries need pay any such tax or assessment or claims if (i) the amount, applicability or validity thereof is contested by the Company or any of its Subsidiaries on a timely basis in good faith and in appropriate proceedings, and the Company or any of its Subsidiaries has established adequate reserves therefor in accordance with U.S. GAAP on the books of the Company or any of its Subsidiaries or (ii) the nonpayment of all such taxes, assessments and claims in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5. Corporate Existence, etc.

     The Company will at all times preserve and keep in full force and effect its corporate existence, and the Company will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries and all rights and franchises of the Company and its Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect the corporate existence of any of its Subsidiaries, or any such right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.6. Ranking.

     The Company will ensure that, at all times, all liabilities of the Company under the Notes will rank in right of payment either pari passu or senior to all other Indebtedness of the Company.

9.7. Use of Proceeds.

     The proceeds of the Notes will be used only to fund the purchase of the Defined Portfolio, to pay interest on the Notes and to pay any other costs and expenses of the Company as described in the Memorandum.

10. NEGATIVE COVENANTS.

     The Company covenants that so long as any of the Notes are outstanding:

10.1. Transactions with Affiliates.

     The Company will not, and will not permit any of its Subsidiaries to, enter into directly or indirectly or be a party to any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate of the Company, except (i) pursuant to the reasonable requirements of the Company's or any of its Subsidiaries' business and upon terms no less favorable to the Company or such Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate as determined by the board of directors of the Company and (ii) any payments or transactions pursuant to each of the Asset Transfer Agreement and the Services Agreement, as in effect on the date of Closing, or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the date of Closing.

10.2. Merger, Consolidation, etc.

     The Company will not consolidate with or merge with or into any other Person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets in a single transaction or series of related transactions to any Person.

10.3. Liens.

     The Company will not and will not permit any Subsidiary to create, assume, incur or suffer to exist any Lien upon or with respect to any property or assets, whether now owned or hereafter acquired, of the Company or any Subsidiary, except:

          (a) Liens for taxes, assessments or governmental charges or levies, either not yet due and payable or to the extent that nonpayment thereof is permitted by the proviso to Section 9.4;

          (b) Liens created by or resulting from any litigation or legal proceeding which is effectively stayed while the underlying claims are being contested in good faith by appropriate proceedings and with respect to which the Company or such Subsidiary has established adequate reserves on its books in accordance with U.S. GAAP; and

          (c) Liens created under the Escrow Agreement.

10.4. Limitations on Additional Indebtedness.

     The Company will not and will not permit any Subsidiary to create, incur, assume, permit to exist, or in any manner become liable in respect of any Indebtedness, except:

          (a) Indebtedness evidenced by the Notes; and

          (b) Indebtedness incurred solely (i) to fund interest payments under the Notes, (ii) to pay all amounts payable by the Company to any Person pursuant to the Services Agreement or (iii) to otherwise pay administrative expenses incurred by the Company; provided that, in any such case, (x) such Indebtedness is (A) incurred pursuant to Junior Subordinated Inter-Company Notes in the form of Exhibit 10.4 (the "Junior Notes") or (B) subordinated to the Notes on terms and conditions no less favorable to the holders of the Notes than the terms and conditions of the Junior Notes and (y) such Indebtedness may only be held by a Qualified Purchaser or otherwise offered and held solely outside the jurisdiction of the United States.

10.5. Restricted Payments.

     The Company will not declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of Capital Stock of the Company or any warrants or options to purchase Capital Stock, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of the Company.

10.6. Limitations on Change in Business.

     The Company will not engage in any business other than as specified in the Bye-Laws of the Company.

10.7. Limitations on Sale of Assets.

     The Company will not sell, convey, transfer, lease or otherwise dispose of any assets unless the proceeds thereof are retained by the Company and invested in Permitted Investments.

10.8. Limitations on Capital Expenditures.

     The Company will not make or commit to make any expenditure in respect of the purchase or other acquisition of fixed or capital assets.

10.9. Limitations on Investments.

     The Company will not, and will not permit any of its Subsidiaries to, purchase, hold or acquire (including pursuant to any merger with any Person that was not a wholly owned Subsidiary prior to such merger) any Capital Stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit, except Permitted Investments.

10.10. Treatment of Notes.

     The Company will treat the Notes as debt for United States federal, state and local income tax purposes and take no position on any tax return that is inconsistent with such treatment.

11. EVENTS OF DEFAULT.

     An "Event of Default" shall exist if any of the following conditions or events shall occur and be continuing:

          (a) the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

          (b) the Company defaults in the payment of any interest on any Note for more than five Business Days after the same becomes due and payable; or

          (c) either Obligor defaults in the observance or performance of any other provision of the Finance Documents to which such Obligor is a party or the payment by either Obligor of any other amount under the Finance Documents (other than payment by the Company of principal, Make-Whole Amount, if any, or interest) and such default is not remedied by such Obligor within 30 days after the earlier of (x) a Responsible Officer of such Obligor first obtaining actual knowledge of such default and (y) such Obligor receiving written notice of such default from any holder of a Note (any such written notice to be identified as a "notice of default" and to refer specifically to this paragraph (c) of Section 11); or

          (d) any representation or warranty made in writing by or on behalf of either Obligor or by any officer of either Obligor in this Agreement or the Guarantee Agreement or in any written statement or certificate furnished in connection with the transactions contemplated hereby, by the Notes or by the Guarantee Agreement proves to have been false or incorrect in any material respect on the date as of which made; or

          (e) (i) the Company is in default in the payment when due (whether by lapse of time, by declaration, by call for redemption or otherwise) of the principal of or premium or make-whole amount or interest on any Indebtedness that is outstanding (other than the Notes) and such default shall continue beyond any period of grace provided with respect thereto, or
     (ii) either the Guarantor or any of its Subsidiaries is in default in the payment at final maturity of any principal of any Indebtedness that is outstanding (other than the amounts due pursuant to the Guarantee Agreement) in an aggregate principal amount in excess of the greater of (i) U.S.$20,000,000 or (ii) 2% of Consolidated Net Assets (or the equivalent thereof, as of any date of determination, in any other currency), and such default shall continue beyond any period of grace provided with respect thereto; or

          (f) the Company is in default in the performance of or compliance with any term of any evidence of any Indebtedness of the Company, and as a consequence of such default such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or

          (g) either the Guarantor or any of its Subsidiaries is in default in the performance of or compliance, beyond any applicable grace period, with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount in excess of the greater of (i) U.S.$20,000,000 or (ii) 2% of Consolidated Net Assets (or the equivalent thereof, as of any date of determination, in any other currency), and as a consequence of such default or condition such Indebtedness has become, or has been declared due and payable before its stated maturity or before its regularly scheduled dates of payment and such acceleration is not rescinded or annulled within ten days after written notice thereof to the Guarantor; or

          (h) the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company, the Guarantor or any Significant Subsidiary of the Guarantor in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company, the Guarantor or any Significant Subsidiary of the Guarantor a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, the Guarantor or any Significant Subsidiary of the Guarantor under any applicable Federal, State or foreign or similar law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company, the Guarantor or any Significant Subsidiary of the Guarantor or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

          (i) the commencement by the Company, the Guarantor or any Significant Subsidiary of the Guarantor of a voluntary case or proceeding under any applicable Federal, State or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company, the Guarantor or any Significant Subsidiary of the Guarantor in an involuntary case or proceeding under any applicable Federal, State or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or similar law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company, the Guarantor or any Significant Subsidiary of the Guarantor or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company, the Guarantor or any Significant Subsidiary of the Guarantor in the furtherance of any such action; or

          (j) a final judgment or judgments for the payment of money aggregating in excess of U.S.$2,500,000 (excluding amounts covered by insurance for which coverage has not been denied) (or the equivalent thereof, as of any date of determination, in any other currency) are rendered against the Company, or its property or assets and any one of such judgments are not, within 60 days after entry thereof, vacated, paid, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

          (k) a final judgment or judgments for the payment of money aggregating in excess of the greater of (i) U.S.$20,000,000 or (ii) 2% of Consolidated Net Assets (or the equivalent thereof, as of any date of determination, in any other currency) are rendered against the Guarantor or any Significant Subsidiary of the Guarantor, or either of the property or assets of the Guarantor or any Significant Subsidiary of the Guarantor and any one of such judgments are not, within 60 days after entry thereof, vacated, paid, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

          (l) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified either Obligor or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate "amount of unfunded benefit liabilities" (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed the greater of (i) U.S.$20,000,000 or
     (ii) 2% of Consolidated Net Assets (or the equivalent thereof, as of any date of determination, in any other currency), (iv) either Obligor or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) either Obligor or any ERISA Affiliate withdraws from any Multiemployer Plan, or
     (vi) either Obligor or any Subsidiary thereof establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of either Obligor or any Subsidiary thereof thereunder; and any such event or events described in clauses (i) through (vi) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect; or (vii) any adverse ERISA final judgment or judgments resulting in liability for the payment of money aggregating in excess of U.S.$2,500,000 are rendered against one or more of the Company and its Subsidiaries, which is uninsured and any one of such judgments is not, within 60 days after entry thereof, vacated, paid, bonded, discharged or stayed pending appeal, or is not discharged within 60 days after the expiration of such stay; or (viii) any adverse ERISA final judgment or judgments resulting in liability for the payment of money aggregating in excess of the greater of (i) U.S.$20,000,000 or (ii) 2% of Consolidated Net Assets (or the equivalent thereof, as of any date of determination, in any other currency) are rendered against one or more of the Guarantor and its Significant Subsidiaries, and any one of such judgments is not, within 60 days after entry thereof, vacated, paid, bonded, discharged or stayed pending appeal, or is not discharged within 60 days after the expiration of such stay; or

          (m) the Guarantee Agreement or any Guarantee shall cease to be in full force and effect or the Guarantor or any Person duly acting on behalf of the Guarantor shall contest in any manner the validity, binding nature or enforceability of the Guarantee Agreement or any Guarantee.

12. REMEDIES ON DEFAULT, ETC.

12.1. Acceleration.

     (a) If an Event of Default with respect to an Obligor described in paragraph (h) or (i) of Section 11 has occurred, the Notes shall automatically become immediately due and payable.

     (b) If any other Event of Default has occurred and is continuing, the Required Holders may at any time at their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

     (c) If any Event of Default described in paragraph (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the

Company, declare all the principal amount of Notes held by it or them to be immediately due and payable.

     Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon and (y) the applicable Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

12.2. Other Remedies.

     If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3. Rescission.

     At any time after any Notes have been declared due and payable pursuant to paragraph (b) or (c) of Section 12.1, the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if
(a) the Obligors have paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4. No Waivers or Election of Remedies, Expenses, etc.

     No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this

Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Section 16, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

13. TAX INDEMNIFICATION.

     (a) Any and all payments under this Agreement or the Notes to or for the account of any holder of a Note shall be made free and clear of, and without deduction or withholding for or on account of, any Tax, except to the extent such deduction or withholding is required by law. If any Tax is required by law to be deducted or withheld from any such payments by the Company, the Company will make such deductions or withholding and pay to the relevant taxing authority the full amount deducted or withheld before penalties attach thereto or interest accrues thereon. In the event of the imposition by or for the account of any Applicable Taxing Authority or of any Governmental Authority of any jurisdiction in which the Company resides for tax purposes or any jurisdiction from or through which the Company is making any payment in respect of any Note, other than any Governmental Authority of or in the United States of America or any political subdivision thereof or therein, of any Tax upon or with respect to any payments in respect of any Note, whether by withholding or otherwise, the Company hereby agrees to pay forthwith from time to time in connection with each payment on the Notes to each holder of a Note such amounts as shall be required so that every payment received by such holder in respect of the Notes and every payment received by such holder under this Agreement will not, after such withholding or deduction or other payment for or on account of such Tax and any interest or penalties relating thereto, be less than the amount due and payable to such holder in respect of such Note or under this Agreement before the assessment of such Tax; provided, however, that the Company shall not be obliged to pay such amounts to any holder of a Note in respect of Taxes to the extent such Taxes exceed the Taxes that would have been payable:

          (i) had such holder not had any connection with Bermuda or any territory or political subdivision thereof other than the mere holding of a Note (or the receipt of any payments in respect thereof) or activities incidental thereto; or

          (ii) but for the delay or failure by such holder (following a written request by the Company) in the filing with an appropriate Governmental Authority or otherwise of forms, certificates, documents, applications or other reasonably required evidence (collectively "Forms"), that are required to be filed by such holder to avoid or reduce such Taxes and that in the case of any of the foregoing would not result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and other than as required by applicable law and such delay or failure could have been lawfully avoided by such holder, provided that such holder shall be deemed to have satisfied the requirements of this clause (ii) upon the good faith completion and submission of such Forms as may be specified in a written request of the Company no later than 45 days after receipt by such holder of such written request (provided, that if such Forms are Forms required pursuant to the laws of any jurisdiction other than the United States of America or any political subdivision thereof, such written request shall be accompanied by such Forms).

     (b) Within 60 days after the date of any payment by the Company of any Tax in respect of any payment under the Notes or this Section 13, the Company shall furnish to each holder of a Note the original tax receipt for the payment of such Tax (or if such original tax receipt is not available, a duly certified copy of the original tax receipt), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

     (c) The obligations of the Company under this Section 13 shall survive the transfer or payment of any Note.

14. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

14.1. Registration of Notes.

     The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2. Transfer and Exchange of Notes.

     Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Company shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes (as requested by the holder thereof) of the same series in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Series A Note, Series B Note or Series C Note shall be payable to such Person as such holder may request and shall be substantially in the respective form of Exhibit 1-A, 1-B or 1-C and shall have the Guarantee of the Guarantor endorsed thereon. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than U.S.$100,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S.$100,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representations set forth in Sections 6.2 through 6.4.

14.3. Replacement of Notes.

     Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

          (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S.$10,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

          (b) in the case of mutilation, upon surrender and cancellation thereof,

the Company at its own expense shall execute and deliver, in lieu thereof, a new Note of the same series, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon and having the Guarantee of the Guarantor endorsed thereon.

15. PAYMENTS ON NOTES.

15.1. Place and Time of Payment.

     Subject to Section 15.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in New York, New York at the principal office of The Bank of New York in such jurisdiction not later than 12:00 p.m. New York City time. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

15.2. Home Office Payment.

     So long as any Purchaser or any nominee of such Purchaser shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below such Purchaser's name in Schedule B, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section
15.1. Prior to any sale or other disposition of any Note held by any Purchaser or any nominee of such Purchaser, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes of the same series in accordance with Section 14.2. The Company will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by any Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 15.2.

16. EXPENSES, ETC.

16.1. Transaction Expenses.

     Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys' fees of a special counsel and, if reasonably required, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the Notes, or by reason of being a holder of any Note, and (b) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Company or any of its Subsidiaries or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes. The Company will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses if any, of brokers and finders (other than those retained by such Purchaser or other holder).

16.2. Taxes.

     The Company will pay all stamp, documentary or similar taxes which may be payable in respect of the execution and delivery of this Agreement or of the execution and delivery of any of the Notes or of any amendment of, or waiver or consent under or with respect to, this Agreement or of any of the Notes and will save each holder of a Note harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax required to be paid by the Company hereunder.

16.3. Survival.

     The obligations of the Company under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

17. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

     All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by each Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of any Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of either Obligor pursuant to this Agreement or the Guarantee Agreement, as the case may be, shall be deemed representations and warranties of such Obligor under this Agreement or the Guarantee Agreement, as the case may be. Subject to the preceding sentence, the Finance Documents embody the entire agreement and understanding between the Purchasers and the Obligors and supersede all prior agreements and understandings relating to the subject matter hereof.

18. AMENDMENT AND WAIVER.

18.1. Requirements.

     This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of
Section 1, 2, 3, 4, 5, 6 or 22 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or change the rate or time of payment or method of computation of interest or

Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver or (iii) amend any of Section 8, 11(a), 11(b), 12, 13, 18, 21, 24 or 25.

18.2. Solicitation of Holders of Notes.

     (a) Solicitation. The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 18 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

     (b) Payment. The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes or any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

18.3. Binding Effect, etc.

     Any amendment or waiver consented to as provided in this Section 18 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term this "Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18.4. Notes held by Company, etc.

     Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by either Obligor or any Affiliates of either Obligor shall be deemed not to be outstanding.

19. NOTICES.

     All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or
(b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

          (i) if to any Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule B, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

          (ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

          (iii) if to the Company, to the Company at its address set forth at the beginning hereof to the attention of the Chief Executive Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 19 will be deemed given only when actually received.

20. REPRODUCTION OF DOCUMENTS.

     This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and such Purchaser may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This
Section 20 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

21. CONFIDENTIAL INFORMATION.

     For the purposes of this Section 21, "Confidential Information" means information delivered to any Purchaser by or on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified in writing when received by such Purchaser as being confidential information of the Company or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any person acting on such Purchaser's behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Company or any of its Subsidiaries or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available. Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) such Purchaser's directors, officers, employees, agents, attorneys, affiliates and trustees (to the extent such disclosure reasonably relates to the administration of the investment represented by such Purchaser's Notes), (ii) such Purchaser's financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 21, (iii) any other holder of any Note, (iv) any Institutional Investor to which such Purchaser sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section
21), (v) any Person from which such Purchaser offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that is provided access to information about such Purchaser's investment portfolio or
(viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser's Notes or this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 21 as though it were a party to this Agreement (and the obligations of each holder of a Note under this Section 21 shall survive the transfer or payment of such Note). On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 21.

22. SUBSTITUTION OF PURCHASER.

     Each Purchaser shall have the right to substitute any one of such Purchaser's Affiliates as the purchaser of the Notes that such Purchaser has agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such Affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 22) shall be deemed to refer to such Affiliate in lieu of such original Purchaser. In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to such original Purchaser all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, any reference to such Affiliate as a "Purchaser" in this Agreement (other than in this Section 22) shall no longer be deemed to refer to such Affiliate, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

23. JURISDICTION AND PROCESS.

     THE COMPANY AGREES THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE NOTES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH, OR ANY LEGAL ACTION OR PROCEEDING TO EXECUTE OR OTHERWISE ENFORCE ANY JUDGMENT OBTAINED AGAINST THE COMPANY FOR BREACH HEREOF OR THEREOF, OR AGAINST ANY OF ITS PROPERTIES, MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK BY ANY PURCHASER OR ON ANY PURCHASER'S BEHALF OR BY OR ON BEHALF OF ANY HOLDER OF A NOTE, AS ANY PURCHASER OR SUCH HOLDER MAY ELECT, AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS FOR PURPOSES OF ANY SUCH LEGAL ACTION OR PROCEEDING. THE COMPANY HEREBY IRREVOCABLY APPOINTS AND DESIGNATES CT CORPORATION SYSTEM, WHOSE ADDRESS IS 111 EIGHTH AVENUE, NEW YORK, NY 10011, OR ANY OTHER PERSON HAVING AND MAINTAINING A PLACE OF BUSINESS IN THE STATE OF NEW YORK WHOM THE COMPANY MAY FROM TIME TO TIME HEREAFTER DESIGNATE (HAVING GIVEN 30 DAYS' NOTICE THEREOF TO EACH HOLDER OF A NOTE THEN OUTSTANDING), AS THE TRUE AND LAWFUL ATTORNEY AND DULY AUTHORIZED AGENT FOR ACCEPTANCE OF SERVICE OF LEGAL PROCESS OF THE COMPANY. THE COMPANY HEREBY AGREES THAT SERVICE OF PROCESS IN ANY SUCH PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO IT AT ITS ADDRESS SPECIFIED IN SECTION 19 OR AT SUCH OTHER ADDRESS OF WHICH EACH HOLDER OF A NOTE SHALL HAVE BEEN

NOTIFIED PURSUANT THERETO. IN ADDITION, THE COMPANY HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

24. WAIVER OF JURY TRIAL.

     EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

25. OBLIGATION TO MAKE PAYMENTS IN DOLLARS.

     All payments made by the Company under this Agreement or the Notes shall be in U.S. Dollars and the obligations of the Company to make payments in U.S. Dollars of any of its obligations under this Agreement or the Notes shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, which is expressed in or converted into any currency other than U.S. Dollars, except to the extent such tender or recovery shall result in the actual receipt by the holder of any Note of the full amount of U.S. Dollars expressed to be payable in respect of any such obligations. The obligation of the Company to make payments in U.S. Dollars as aforesaid shall be enforceable as an alternative or additional cause of action for the purpose of recovery in U.S. Dollars of the amount, if any, by which such actual receipt shall fall short of the full amount of U.S. Dollars expressed to be payable in respect of any such obligations, and shall not be affected by judgment being obtained for any other sums due under this Agreement or the Notes.

26. MISCELLANEOUS.

26.1. Successors and Assigns.

     All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

26.2. Payments Due on Non-Business Days.

     Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

26.3. Severability.

     Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

26.4. Construction.

     Each covenant of this Agreement shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

26.5. Counterparts.

     This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

26.6. Governing Law.

     This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

                                    * * * * *

     If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement between you and the Company.

                               Very truly yours,

                               ELAN PHARMACEUTICAL
                               INVESTMENTS III, LTD.



                               By:  /s/  Barry Hanson
                                    --------------------------------------
                                     Name:  Barry Hanson
                                     Title:  Chief Executive Officer

The foregoing is hereby agreed to as of the date thereof.


 THE EQUITABLE LIFE ASSURANCE SOCIETY
   OF THE UNITED STATES


By:  /s/  Kenneth G. Ostmann
     -----------------------------------
      Name:  Kenneth G. Ostmann
      Title:  Investment Officer

FIRST ALLMERICA FINANCIAL LIFE INSURANCE
   COMPANY


By:  /s/  Michael F. Lannigan
     -----------------------------------
      Name:  Michael F. Lannigan
      Title:  A.V.P.


THE HANOVER INSURANCE COMPANY


By:  /s/  Ann K. Tripp
     -----------------------------------
      Name:  Ann K. Tripp
      Title:  Vice President

ALLSTATE LIFE INSURANCE COMPANY


By:  /s/  Robert B. Bodett
     -----------------------------------
      Name:  Robert B. Bodett
      Title:  Authorized Signatory

By:  /s/  Patricia W. Wilson
     -----------------------------------
      Name:  Patricia W. Wilson
      Title:  Authorized Signatory

AMERICAN EXPRESS CERTIFICATE COMPANY (910)


By:  /s/  Lorraine R. Hart
     -----------------------------------
      Name:  Lorraine R. Hart
      Title:  Vice President

AMERUS LIFE INSURANCE COMPANY


By:  /s/  Roger D. Fors
     -----------------------------------
      Name:  Roger D. Fors
      Title:  V.P.  Investment Management & Research


DELTA LIFE & ANNUITY COMPANY


By:  /s/  Roger D. Fors
     -----------------------------------
      Name:  Roger D. Fors
      Title:  V.P. Investment Management & Research

ERIE INDEMNITY COMPANY


By:  /s/  Douglas F. Ziegler
     -----------------------------------
      Name:  Douglas F. Ziegler
      Title:  Senior Vice President, Treasurer & Chief Investment Officer


ERIE FAMILY LIFE INSURANCE COMPANY


By: /s/  Douglas F. Ziegler
     -----------------------------------
      Name:  Douglas F. Ziegler
      Title:  Senior Vice President, Treasurer & Chief Investment Officer



Erie Indemnity Company as
Attorney-in-fact For

ERIE INSURANCE EXCHANGE


By: /s/  Douglas F. Ziegler
     -----------------------------------
      Name:  Douglas F. Ziegler
      Title:  Senior Vice President, Treasurer & Chief Investment Officer

GE LIFE AND ANNUITY ASSURANCE COMPANY


By:  /s/  Morian Mooers
     -----------------------------------
      Name:  Morian Mooers
      Title:  Investment Officer

THE GUARDIAN INSURANCE & ANNUITY
   COMPANY, INC.


By:  /s/  Thomas M. Donohue
     -----------------------------------
      Name:  Thomas M. Donohue
      Title:  Vice President, Fixed Income


THE GUARDIAN LIFE INSURANCE COMPANY
OF AMERICA


By:  /s/  Brian Keating
     -----------------------------------
      Name:  Brian Keating
      Title:  Director - Fixed Income

JOHN HANCOCK LIFE INSURANCE COMPANY


By:  /s/  Stephen J. Blewitt
     -----------------------------------
      Name:  Stephen J. Blewitt
      Title:  Managing Director


JOHN HANCOCK VARIABLE LIFE INSURANCE
COMPANY


By:  /s/  Stephen J. Blewitt
     -----------------------------------
      Name:  Stephen J. Blewitt
      Title:  Authorized Signatory


MELLON BANK, N.A., solely in its capacity as Trustee for the Bell Atlantic Master Trust (as directed by John Hancock Life Insurance Company), and not in its individual capacity



By:  /s/  Carole Bruno
     -----------------------------------
      Name:  Carole Bruno
      Title:  Authorized Signatory

      The decision to participate in this investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.


COMMONWEALTH OF PENNSYLVANIA STATE
   EMPLOYEES' RETIREMENT SYSTEM
By:      John Hancock Life Insurance Company,
         As Investment Advisor

By:  /s/  Stephen J. Blewitt
     -----------------------------------
      Name:  Stephen J. Blewitt
      Title:  Managing Director

SIGNATURE 3 LIMITED
By:      John Hancock Life Insurance Company,
         as Portfolio Adviser


By:  /s/  Stephen J. Blewitt
     -----------------------------------
      Name:  Stephen J. Blewitt
      Title:  Managing Director

LUTHERAN BROTHERHOOD


By:  /s/  Mark O. Swenson
     -----------------------------------
      Name:  Mark O. Swenson
      Title:  Vice President

BAYSTATE HEALTH SYSTEM, INC.

By: David L. Babson & Company Inc. as Investment Adviser

By:  /s/  Richard C. Morrison
     -----------------------------------
      Name:  Richard C. Morrison
      Title:  Managing Director


C.M. LIFE INSURANCE COMPANY

By: David L. Babson & Company Inc. as Investment Sub-Adviser

By: /s/  Richard C. Morrison
     -----------------------------------
      Name:  Richard C. Morrison
      Title:  Managing Director


MASSACHUSETTS MUTUAL LIFE INSURANCE
   COMPANY

By: David L. Babson & Company Inc. as Investment Adviser

By: /s/  Richard C. Morrison
     -----------------------------------
      Name:  Richard C. Morrison
      Title:  Managing Director:

FIDELITY AND GUARANTY LIFE INSURANCE
   COMPANY


By:  /s/  Michael J. Stafford, Jr.
     -----------------------------------
      Name:  Michael J. Stafford, Jr.
      Title:  CIO, Mt. Washington Investment Group

MONY LIFE INSURANCE COMPANY OF AMERICA


By:  /s/  Suzanne E. Walton
     -----------------------------------
      Name:  Suzanne E. Walton
      Title:  Authorized Agent

UNITED OF OMAHA LIFE INSURANCE COMPANY


By:  /s/  Edwin H. Garrison, Jr.
     -----------------------------------
      Name:  Edwin H. Garrison, Jr.
      Title:  First Vice President

NATIONWIDE LIFE INSURANCE COMPANY


By:  /s/  Mark W. Poeppelman
     -----------------------------------
      Name:  Mark W. Poppelman
      Title:  Associate Vice President

NEW YORK LIFE INSURANCE COMPANY


By:  /s/  Robert E. Ferguson
     -----------------------------------
      Name:  Robert E. Ferguson
      Title:  Investment Vice President


NEW YORK LIFE INSURANCE AND ANNUITY
CORPORATION

By:      NEW YORK LIFE INSURANCE COMPANY

By: :  /s/  Robert E. Ferguson
     -----------------------------------
      Name:  Robert E. Ferguson
      Title:  Investment Vice President

THE NORTHWESTERN MUTUAL LIFE INSURANCE
   COMPANY


By:  /s/  Jeffrey J. Lueken
     -----------------------------------
      Name:  Jeffrey J. Lueken
      Title:  Its Authorized Representative

THE OHIO NATIONAL LIFE INSURANCE COMPANY


By:  /s/  Michael A. Boedeker
     -----------------------------------
      Name:  Michael A. Boedeker
      Title:  Senior Vice President, Investments

PACIFIC LIFE INSURANCE COMPANY


By:  /s/  Cathy Schwartz
     -----------------------------------
      Name:  Cathy Schwartz
      Title:  Asst. Vice President


By:  /s/  Diane W. Dales
     -----------------------------------
      Name:  Diane W. Dales
      Title:  Asst. Secretary

THE PENN MUTUAL LIFE INSURANCE
   COMPANY


By:  /s/  Todd Fox
     -----------------------------------
      Name:  Todd Fox
      Title:  Portfolio Manager

By:  PPM AMERICA, INC., as attorney in fact,
on behalf of Jackson National Life Insurance Company


By:  /s/ Chris Raub
     -----------------------------------
      Name:  Chris Raub
      Title:  Managing Director


By:  PPM AMERICA, INC., as attorney in fact,
on behalf of Jackson National Life Insurance
Company of New York


By:  /s/  Chris Raub
     -----------------------------------
      Name:  Chris Raub
      Title:  Managing Director

PROVIDENT MUTUAL LIFE INSURANCE
       COMPANY


By:  /s/ James D. Kestner
     -----------------------------------
      Name:  James D. Kestner
      Title:  Vice President

THE PRUDENTIAL INSURANCE COMPANY OF
   AMERICA


By:  /s/  Alfred D. Sharp
     -----------------------------------
      Name:  Alfred D. Sharp
      Title:  Vice President


PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY


By: /s/  Alfred D. Sharp
     -----------------------------------
      Name:  Alfred D. Sharp
      Title:  Vice President


HARTFORD LIFE INSURANCE COMPANY


By: /s/  Alfred D. Sharp
     -----------------------------------
      Name:  Alfred D. Sharp
      Title:  Vice President


PRUCO LIFE INSURANCE COMPANY


By: /s/  Alfred D. Sharp
     -----------------------------------
      Name:  Alfred D. Sharp
      Title:  Vice President

KEMPER INVESTORS LIFE INSURANCE COMPANY


By:  /s/  Gary W. Fridley
     -----------------------------------
      Name:  Gary W. Fridley
      Title:  Chief Investment Officer

By:  /s/  David S. Jorgensen
     -----------------------------------
      Name:  David S. Jorgensen
      Title:  Controller and Treasurer


FEDERAL KEMPER LIFE ASSURANCE COMPANY


By: /s/  Gary W. Fridley
     -----------------------------------
      Name:  Gary W. Fridley
      Title:  Chief Investment Officer

By:  /s/  David S. Jorgensen
     -----------------------------------
      Name:  David S. Jorgensen
      Title:  Controller and Treasurer


FIDELITY LIFE ASSOCIATION


By: /s/  Gary W. Fridley
     -----------------------------------
      Name:  Gary W. Fridley
      Title:  Chief Investment Officer

By:  /s/  David S. Jorgensen
     -----------------------------------
      Name:  David S. Jorgensen
      Title:  Controller and Treasurer

ZURICH LIFE INSURANCE COMPANY OF AMERICA


By: /s/  Gary W. Fridley
     -----------------------------------
      Name:  Gary W. Fridley
      Title:  Chief Investment Officer

By:  /s/  David S. Jorgensen
     -----------------------------------
      Name:  David S. Jorgensen
      Title:  Controller and Treasurer


FARMERS NEW WORLD LIFE INSURANCE COMPANY


By:  /s/  Bradley Perkins
     -----------------------------------
      Name:  Bradley Perkins
      Title:  Managing Director


FIRE INSURANCE EXCHANGE


By:  /s/ Bradley Perkins
     -----------------------------------
      Name:  Bradley Perkins
      Title:  Managing Director

TEACHERS' RETIREMENT SYSTEM OF ALABAMA


By:  /s/  David Bronner
     -----------------------------------
      Name:  David Bronner
      Title:  CEO


EMPLOYEES' RETIREMENT SYSTEM OF ALABAMA


By: /s/  David Bronner
     -----------------------------------
      Name:  David Bronner
      Title:  CEO


JUDICIAL RETIREMENT FUND


By: /s/  David Bronner
     -----------------------------------
      Name:  David Bronner
      Title:  CEO


PUBLIC EMPLOYEES' INDIVIDUAL RETIREMENT
   ACCOUNT FUND


By: /s/  David Bronner
     -----------------------------------
      Name:  David Bronner
      Title:  CEO


PEIRAF-DEFERRED COMPENSATION PLAN


By: /s/  David Bronner
     -----------------------------------
      Name:  David Bronner
      Title:  CEO:

ALABAMA UNDERGROUND AND ABOVEGROUND
   STORAGE TANK TRUST FUND


By: /s/  David Bronner
     -----------------------------------
      Name:  David Bronner
      Title:  CEO


DISTRICT ATTORNEYS' SPOUSES FUND


By:/s/  David Bronner
     -----------------------------------
      Name:  David Bronner
      Title:  CEO


ALABAMA GAME & FISH ENDOWMENT FUND


By: /s/  David Bronner
     -----------------------------------
      Name:  David Bronner
      Title:  CEO


CLERKS' & REGISTERS' SUPERNUMERARY FUND


By: /s/  David Bronner
     -----------------------------------
       Name:  David Bronner
       Title:  CEO

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)


By:  /s/  John N. Whelihan                   By: /s/  Richard Gordon
     -----------------------------------         -------------------------------
      Name:  John N. Whelihan                    Name:  Richard Gordon
      Title:  Vice President                     Title:  Vice President
              U.S. Private Placements- -                 U.S. Public Bonds -
              for President                              for Secretary


SUN LIFE ASSURANCE COMPANY OF CANADA


By: /s/  John N. Whelihan                    By: /s/  Richard Gordon
     -----------------------------------         -------------------------------
      Name:  John N. Whelihan                    Name:  Richard Gordon
      Title:  Vice President                     Title:  Vice President
              U.S. Private Placements- -                 U.S. Public Bonds -
              for President                              for Secretary

BANC OF AMERICA SECURITIES LLC


By:  /s/  Mark W. Ponder
     -----------------------------------
      Name:  Mark W. Ponder
      Title:  Principal

                                                                      SCHEDULE A


                                  DEFINED TERMS

     As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

     "Affected Note" is defined in Section 8.2.

     "Affiliate" means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of either Obligor or any of their Subsidiaries or any corporation of which the Company and its Subsidiaries or the Guarantor and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. As used in this definition, "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

     "Agreement" is defined in Section 18.3.

     "Applicable Taxing Authority" is defined in Section 5.9(b).

     "Asset Transfer Agreement" means the Asset Transfer Agreement dated as of the date hereof among the Company and Elan International Services, Ltd.

     "Authorized Representative" is defined in Section 3.

     "benefit liabilities" is defined in Section 5.12(b).

     "Business Day" means (a) for the purposes of Section 8.6 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City or Bermuda are required or authorized to be closed.

     "Called Principal" is defined in Section 8.6.

     "Capital Lease" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with U.S. GAAP.

     "Capital Stock" for any corporation means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) capital stock issued by that corporation.

     "Closing" is defined in Section 3.

     "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

     "Company" is defined in the first paragraph of this Agreement.

     "Confidential Information" is defined in Section 21.

     "Consolidated Net Assets" means, on any date of determination, all assets of the Guarantor and its consolidated subsidiaries that would be classified as assets of a company conducting a business the same as or similar to that of the Guarantor, after deducting (i) adequate reserves in each case in which a reserve is proper and (ii) all current liabilities of the Guarantor and its consolidated subsidiaries (other than intercompany liabilities), on a consolidated basis and determined in accordance with U.S. GAAP.

     "current value" is defined in Section 5.12(b).

     "Default" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

     "Default Rate" means, with respect to any Note, that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause
(a) of the first paragraph of such Note or (ii) 2% over the rate of interest publicly announced by The Bank of New York in New York, New York as its "base" or "prime" rate.

     "Defined Portfolio" means the portfolio of debt, convertible debt, equity, convertible and/or exchangeable preferred stock, warrants and related rights, options or agreements, issued by certain public and private U.S. and non-U.S. companies as more particularly described in Schedule I to the Asset Transfer Agreement , as in effect on the date of Closing.

     "Discounted Value" is defined in Section 8.6.

     "Dollar" or "U.S.$" means lawful money of the United States of America.

     "employee benefit plan" is defined in Section 6.2.

     "Environmental Laws" means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, licenses or the common law relating to pollution and the protection of the environment including without limitation the release of any Hazardous Materials into the environment.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

     "ERISA Affiliate" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

     "Escrow Agreement" means the Escrow Agreement dated as of the date hereof by and among Elan International Services, Ltd., the Company, the Bank of New York, as Escrow Agent, and the Purchasers party thereto.

     "Event of Default" is defined in Section 11.

     "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time.

     "Finance Documents" means this Agreement, the Notes, the Guarantees, the Guarantee Agreement, the Stock Pledge Agreement and the Escrow Agreement.

     "Foreign Pension Plan" is defined in Section 5.12(f).

     "Forms" is defined in Section 13(a).

     "Governmental Authority" means

     (a)  the government of

               (i) Bermuda, the United States of America or any State or other political subdivision of either thereof, or

               (ii) any other jurisdiction in which either Obligor or any Subsidiary of either Obligor conducts all or any part of its business, or which asserts jurisdiction over any properties of either Obligor or any Subsidiary of either Obligor, or

     (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of any such government.

     "governmental plan" is defined in Section 6.2.

     "Guarantee" means the guarantee by the Guarantor pursuant to the Guarantee Agreement of the obligations of the Company under this Agreement and the Notes.

     "Guarantor" means Elan Corporation, plc, a company incorporated under the laws of Ireland, or any successor thereto that shall have become such in the manner prescribed in Section 7.2 of the Guarantee Agreement.

     "Guarantee Agreement" means the Guarantee Agreement dated as of the date hereof by and among the Guarantor and the Purchasers.

     "Guaranty" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

          (a) to purchase such indebtedness or obligation or any property constituting security therefor;

          (b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

          (c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

          (d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

     "Hazardous Material" means any and all pollutants, toxic or hazardous wastes or any other substances (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls) regulated under any applicable Environmental Law.

     "holder" means, with respect to any Note, the Person in whose name such
Note is registered in the register maintained by the Company pursuant to Section 14.1.

     "Indebtedness" with respect to any Person means, at any time, without duplication,

          (a) its liabilities for borrowed money and its redemption obligations in respect of mandatorily redeemable Preferred Stock;

          (b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

          (c) all liabilities appearing on its balance sheet in accordance with U.S. GAAP in respect of Capital Leases;

          (d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

          (e) all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money);

          (f) Swaps of such Person, other than interest rate swap obligations and foreign exchange contracts or agreements entered into for bona fide hedging purposes and not for speculation; and

          (g) any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under U.S. GAAP.

     "Institutional Investor" means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

     "Junior Notes" is defined in Section 10.4.

     "Lien" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

     "Make-Whole Amount" is defined in Section 8.6.

     "margin stock" is defined in Section 5.14.

     "Material" means, (a) with respect to the Company, material to the business, operations, affairs, financial condition, prospects, assets or properties of the Company and, (b) with respect to the Guarantor or any of its Subsidiaries, material to the business, operations, affairs, financial condition, prospects, assets or properties of the Guarantor and its Subsidiaries taken as a whole.

     "Material Adverse Effect" means a material adverse effect on (a) the business, operations, affairs, financial condition, prospects, assets or properties of either of (x) the Company or (y) the Guarantor and its Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement or the Notes or (c) the ability of the Guarantor to perform its obligations under the Guarantee Agreement or the Guarantees or (d) the validity or enforceability of any of the Finance Documents.

     "Memorandum" is defined in Section 5.3.

     "Moody's" is defined in Section 4.12.

     "Multiemployer Plan" means any Plan that is a "multiemployer plan" (as such term is defined in section 4001(a)(3) of ERISA).

     "NAIC Annual Statement" is defined in Section 6.2(a).

     "Notes" is defined in Section 1.

     "notice of default" is defined in Section 11(c).

     "Obligors" means the Company and the Guarantor.

     "Officer's Certificate" means a certificate of a Senior Financial Officer or of any other officer of the Company or the Guarantor, as applicable, whose responsibilities extend to the subject matter of such certificate.

     "Outstanding Notes" is defined in Section 2.1.

     "PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

     "Permitted Investments" means

          (a) direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged and which have a remaining average life to maturity of not more than 365 days from the date of acquisition thereof;

          (b) investments in commercial paper maturing not more than 270 days after the date of acquisition thereof and having, at such date of acquisition, a credit rating of at least P-1 from Standard & Poor's or A-1 from Moody's (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" as defined in Rule 436 under the Securities Act);

          (c) investments in certificates of deposit, banker's acceptances and time deposits maturing not more than 270 days after the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any commercial bank or trust company organized under the laws of the United States of America or any State thereof or any other country which is a member of the Organization for Economic Cooperation and Development, in each case which has a combined capital, surplus and undivided profits of not less than U.S.$250,000,000 or its equivalent in foreign currency, and whose debt is rated at least A- by Standard & Poor's or A-3 by Moody's (or such similar equivalent rating by a "nationally recognized statistical rating organization," as defined above);

          (d) repurchase obligations with a term of not more than 7 days for securities described in clause (a) of this definition and entered into with a financial institution which has a combined capital, surplus and undivided profits of not less than U.S.$250,000,000 or its equivalent in foreign currency, and whose debt is rated at least A- by Standard & Poor's or A-3 by Moody's (or such similar equivalent rating by a "nationally recognized statistical rating organization," as defined above);

          (e) any mutual or similar fund investing exclusively in Permitted Investments of the type described in clauses (a), (b), (c) or (d) above;

          (f) payments made to redeem, prepay or repay the Notes;

          (g) investments outstanding on the date hereof or pursuant to any agreement outstanding on the date hereof; and

          (h) investments in the Defined Portfolio.

     "Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

     "Plan" means an "employee benefit plan" (as defined in section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

     "Preferred Stock" means any class of Capital Stock of a corporation that is preferred over any other class of Capital Stock of such corporation as to the payment of dividends or the payment of any amount upon liquidation or dissolution of such corporation.

     "present value" is defined in Section 5.12(b).

     "property" or "properties" means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

     "PTE" is defined in Section 6.2(a).

     "Purchaser" and "Purchasers" are defined in the first paragraph of this Agreement.

     "purpose of buying or carrying" is defined in Section 5.14.

     "Qualified Purchaser" means a qualified purchaser as such term is defined in the Investment Company Act of 1940, but excluding Qualified Purchasers within the meaning of Section 2(a) (51) (A) (i) of the Investment Company Act of 1940 and any natural persons included in Section 2(a) (51) (A) (iv) of the Investment Company Act of 1940.

     "QPAM Exemption" means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

     "Regulation U" is defined in Section 5.14.

     "Reinvestment Yield" is defined in Section 8.6.

     "Remaining Scheduled Payments" is defined in Section 8.6.

     "Required Holders" means at any time, the holders of at least a majority in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates or the Guarantor or any of its Affiliates).

     "Responsible Officer" means, with respect to either Obligor, any Senior Financial Officer of such Obligor and any other officer of such Obligor with responsibility for the administration of the relevant portion of this agreement.

     "Securities Act" means the U.S. Securities Act of 1933, as amended from time to time.

     "Senior Financial Officer" means, with respect to either Obligor, the Chief Executive Officer, President or Chief Financial Officer of such Obligor.

     "separate account" is defined in Section 6.2.

     "Series A Notes" is defined in Section 1.

     "Series B Notes" is defined in Section 1.

     "Series C Notes" is defined in Section 1.

     "Services Agreement" means the Services Agreement dated as of the date hereof between the Company and Elan International Management Ltd.

     "Settlement Date" is defined in Section 8.6.

     "Significant Subsidiary" of any Person has the meaning set forth in Section 1-02(w) of Regulation S-X under the Securities Act.

     "Source" is defined in Section 6.2.

     "Standard & Poor's" is defined in Section 4.12.

     "Stock Pledge Agreement" means the Stock Pledge Agreement dated as of the date hereof by and among Elan International Services, Ltd. and the Purchasers party thereto.

     "Subsidiary" means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries); provided that in no event shall the Company, Elan Pharmaceutical Investments Ltd. or Elan Pharmaceutical Investments II, Ltd. be deemed a Subsidiary of the Guarantor.

     "Swaps" means, with respect to any Person, payment obligations with respect to interest rate swaps, currency swaps and similar obligations obligating such Person to make payments, whether periodically or upon the happening of a contingency. For the purposes of this Agreement, the amount of the obligation under any Swap shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such Swap had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such Swap provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligation shall be the net amount so determined.

     "Tax" and "Taxes" are defined in Section 5.9(b).

     "Tax Event" means any amendment to, or change after the date of the Closing in, the laws, regulations or published tax rulings (including tax treaties and regulations with respect to such treaties) of any Applicable Taxing Authority, or any amendment to or change after the date of the Closing in the official administration, interpretation or application of such laws, regulations, or rulings.

     "U.S. GAAP" means generally accepted accounting principles in the United States.

                                                                     EXHIBIT 1-A


                             [FORM OF SERIES A NOTE]

          THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1993, AS AMENDED, OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE SECURITIES LAWS OF OTHER JURISDICTIONS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH SECURITIES LAWS.

                    ELAN PHARMACEUTICAL INVESTMENTS III, LTD.

                   SERIES A GUARANTEED NOTE DUE JUNE 29, 2002

No. A-[_____]                                                             [Date]
U.S. $[___________]                                              PPN G2954# AA 9


     FOR VALUE RECEIVED, the undersigned, ELAN PHARMACEUTICAL INVESTMENTS III, LTD. (herein called the "Company"), a corporation organized and existing under the laws of Bermuda, hereby promises to pay to [ ], or registered assigns, the principal sum of _________________________________ U.S. DOLLARS
(U.S.$___________) (or so much thereof as shall not have been prepaid) on June 29, 2002, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 8.43% per annum from the date hereof, payable semiannually, on the 29th day of June and December in each year, commencing with the June 29 or December 29 next succeeding the date hereof, until the principal hereof shall have become due and payable, and
(b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the Default Rate (as defined in such Note Purchase Agreement).

     Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of The Bank of New York in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

     This Note is one of a series of Guaranteed Notes (herein called the "Notes") issued pursuant to the Note Purchase Agreement dated as of March 15, 2001 (as from time to time amended, the "Note Purchase Agreement"), among the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement.

     Payment of the principal of, and Make-Whole Amount, if any, and interest on this Note has been guaranteed on a subordinated basis by the Guarantor in accordance with the terms of the Guarantee Agreement dated as of March 15, 2001 among the Guarantor and the respective Purchasers named therein.

     This Note may be sold only to a Qualified Purchaser as such term is defined in the Note Purchase Agreement.

     This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this
Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

     Except under limited circumstances specified in the Note Purchase Agreement, this Note is not subject to prepayment, whether in whole or in part.

     If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

     This Note shall be construed and enforced in accordance with the laws of the State of New York.

                    ELAN PHARMACEUTICAL INVESTMENTS III, LTD.



                   By:
                       ---------------------------------------------------------
                       Name:
                       Title:

                                                                     EXHIBIT 1-B


                             [FORM OF SERIES B NOTE]

          THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1993, AS AMENDED, OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE SECURITIES LAWS OF OTHER JURISDICTIONS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH SECURITIES LAWS.

                    ELAN PHARMACEUTICAL INVESTMENTS III, LTD.

                   SERIES B GUARANTEED NOTE DUE MARCH 15, 2005


No. B-[_____]                                                             [Date]
U.S. $[___________]                                              PPN G2954# AB 7


     FOR VALUE RECEIVED, the undersigned, ELAN PHARMACEUTICAL INVESTMENTS III, LTD. (herein called the "Company"), a corporation organized and existing under the laws of Bermuda, hereby promises to pay to [ ], or registered assigns, the principal sum of ------ __________________________________ U.S. DOLLARS
(U.S.$__________) (or so much thereof as shall not have been prepaid) on March 15, 2005, with interest (computed on the basis of a 360-day year of twelve 30-day months) on the unpaid balance thereof (a) (i) at the rate of 8.43% per annum from the date hereof (if such date shall be a date on or before June 29, 2002) to June 29, 2002 and (ii) at the rate of 7.72% per annum from and including June 29, 2002, in each case payable semiannually on the 29th day of June and December in each year, commencing with the June 29 or December 29 next succeeding the date hereof, and on March 15, 2005, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the Default Rate (as defined in such Note Purchase Agreement).

     Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of The Bank of New York in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

     This Note is one of a series of Guaranteed Notes (herein called the "Notes") issued pursuant to the Note Purchase Agreement dated as of March 15, 2001 (as from time to time amended, the "Note Purchase Agreement"), among the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement.

     Payment of the principal of, and Make-Whole Amount, if any, and interest on this Note has been guaranteed on a subordinated basis by the Guarantor in accordance with the terms of the Guarantee Agreement dated as of March 15, 2001 among the Guarantor and the respective Purchasers named therein.

     This Note may be sold only to a Qualified Purchaser as such term is defined in the Note Purchase Agreement.

     This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this
Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

     Except under limited circumstances specified in the Note Purchase Agreement, this Note is not subject to prepayment, whether in whole or in part.

     If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

     This Note shall be construed and enforced in accordance with the laws of the State of New York.

                    ELAN PHARMACEUTICAL INVESTMENTS III, LTD.



                    By:
                        --------------------------------------------------------
                        Name:
                        Title:

                                                                    EXHIBIT 1-C


                             [FORM OF SERIES C NOTE]

          THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1993, AS AMENDED, OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE SECURITIES LAWS OF OTHER JURISDICTIONS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH SECURITIES LAWS.

                    ELAN PHARMACEUTICAL INVESTMENTS III, LTD.

                   SERIES C GUARANTEED NOTE DUE MARCH 15, 2005

No. C-[_____]                                                             [Date]
U.S. $[___________]                                              PPN G2954# AC 5


     FOR VALUE RECEIVED, the undersigned, ELAN PHARMACEUTICAL INVESTMENTS III, LTD. (herein called the "Company"), a corporation organized and existing under the laws of Bermuda, hereby promises to pay to [ ], or registered assigns, the principal sum of __________________________________ U.S. DOLLARS
(U.S.$__________) (or so much thereof as shall not have been prepaid) on March 15, 2005, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 7.62% per annum from the date hereof, payable semiannually, on the 29th day of June and December in each year, commencing with the June 29 or December 29 next succeeding the date hereof, and on March 15, 2005, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the Default Rate (as defined in such Note Purchase Agreement).

     Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of The Bank of New York in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

     This Note is one of a series of Guaranteed Notes (herein called the "Notes") issued pursuant to the Note Purchase Agreement dated as of March 15, 2001 (as from time to time amended, the "Note Purchase Agreement"), among the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement.

     Payment of the principal of, and Make-Whole Amount, if any, and interest on this Note has been guaranteed on a subordinated basis by the Guarantor in accordance with the terms of the Guarantee Agreement dated as of March 15, 2001 among the Guarantor and the respective Purchasers named therein.

     This Note may be sold only to a Qualified Purchaser as such term is defined in the Note Purchase Agreement.

     This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this
Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

     Except under limited circumstances specified in the Note Purchase Agreement, this Note is not subject to prepayment, whether in whole or in part.

     If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

     This Note shall be construed and enforced in accordance with the laws of the State of New York.

                    ELAN PHARMACEUTICAL INVESTMENTS III, LTD.



                    By:
                        --------------------------------------------------------
                        Name:
                        Title:

                                                                       EXHIBIT 2


                                FORM OF GUARANTEE

     For value received, the undersigned hereby unconditionally and irrevocably guarantees on a subordinated basis to the holder of the foregoing Note the due and punctual payment of the principal of, Make-Whole Amount, if any, and interest on said Note, as more fully provided in the Note and the Guarantee Agreement referred to in said Note.

                                      ELAN CORPORATION, PLC


                                      By: __________________________
                                               Name:
                                               Title:

                                                                    EXHIBIT 10.4




                            JUNIOR SUBORDINATED NOTE


     This JUNIOR SUBORDINATED NOTE (this "Junior Note"), dated as of March 15, 2001, is entered into by and between:

          (1) Elan Corporation, plc ("Purchaser"); and

          (2) Elan Pharmaceutical Investments III, Ltd. ("Issuer").

     In consideration of the covenants, conditions and agreements set forth herein, the parties agree as follows:

1.       DEFINITIONS

1.1. "Administrative Expenses" shall mean all amounts payable by Issuer to any Person pursuant to the Services Agreement.

1.2.     "Advance" shall have the meaning set forth in Section 2.1 hereof.

1.3. "Commitment" shall mean, at any date of determination, the sum of (i) the aggregate amount of all interest paid or payable by Issuer on the Notes from the Interest Trigger Date through such date of determination, plus (ii) the aggregate amount of all interest payable by Issuer on the Notes within 60 days after such date of determination, plus (iii) the aggregate amount of all Administrative Expenses paid or payable by Issuer from the date of this Junior Note through such date of determination plus (iv) the aggregate amount of all Administrative Expenses paid or payable by Issuer within 60 days after such date of determination.

1.4. "Default" shall mean any event or circumstance not yet constituting an Event of Default but which, with the giving of any notice or the lapse of any period of time or both, would become an Event of Default.

1.5.     "Event of Default" shall have the meaning given to that term in Section
         6.1 hereof.

1.6. "Governmental Authority" shall mean any domestic or foreign national, state or local government, any political subdivision thereof, any department, agency, authority or bureau of any of the foregoing, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

1.7.     "Insolvency Proceedings" shall have the meaning set forth in Section
         5.2 hereof.

1.8. "Interest Trigger Date" shall mean the second anniversary of the date of original issuance of the Notes.

1.9. "Junior Note" shall have the meaning set forth in the opening paragraph hereof.

1.10. "Loan Documents" shall mean and include this Junior Note and any other documents, instruments and agreements delivered to Purchaser in connection with this Junior Note.

1.11. "Note Purchase Agreement" shall mean the Note Purchase Agreement dated as of the date hereof among the Issuer and the purchasers named therein.

1.12. "Notes" shall mean Issuer's Series A Guaranteed Notes due June 29, 2002 issued in an original aggregate principal amount of U.S. $160,000,000, Series B Guaranteed Notes due March 15, 2005 issued in an original aggregate principal amount of U.S. $190,000,000 and Series C Guaranteed Notes due March 15, 2005 issued in an original aggregate principal amount of U.S. $200,000,000.

1.13. "Person" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a Governmental Authority.

1.14. "Services Agreement" shall mean the Services Agreement dated as of the date hereof by and between Issuer and Elan International Management Ltd.

1.15. "Termination Date" shall mean the business day immediately following the date on which all principal of, interest on, and all other amounts owing in respect of, the Notes is indefeasibly paid in full.


2.       ADVANCES

2.1. Terms. Subject to the terms and conditions of this Junior Note, Purchaser agrees to advance to Issuer from time to time and until the Termination Date, and continuing thereafter by mutual consent, such sums as Issuer may request (the "Advances"), on not less than 14 days' notice, but -------- which shall not exceed, in the aggregate principal amount at any one time outstanding, the Commitment; provided, however, that all Advances shall be applied by Issuer solely to (i) pay interest on the Notes when due and (ii) pay any Administrative Expenses when due. Advances shall be made in lawful currency of the United States of America and shall be made in same day or immediately available funds.

2.2.     Payment of Principal upon Maturity. Subject to the provisions of
         Section 5, the aggregate outstanding principal amount of all Advances shall be due and payable to Purchaser on the Termination Date.

2.3. Interest. Interest on the outstanding principal amount of each Advance shall accrue at a rate of 10.0% per annum, will compound on a semi-annual basis, and will be added to the principal amount of such Advance. Interest payable on each Advance shall accrue from the date such Advance is made. Subject to the provisions of Section 5, all accrued and unpaid interest shall be due and payable to Purchaser on the Termination Date. All computations of interest shall be based on a 360-day year comprised of twelve 30-day months.

2.4.     Other Payment Terms.

          a. Place and Manner. Issuer shall make all payments due to Purchaser hereunder in lawful money of the United States by wire transfer in immediately available funds to an account designated in writing by Purchaser.

          b. Date. Whenever any payment due hereunder shall fall due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of interest.

2.5. Advance Balance. Each Advance made by Purchaser to Issuer hereunder shall be evidenced on Annex A attached hereto. Any failure so to record such Advance or any error in so doing shall not, however, limit, increase or otherwise affect the obligation of Issuer hereunder to pay all amounts owing hereunder.

3.       REPRESENTATIONS AND WARRANTIES OF ISSUER

     To induce Purchaser to enter into this Junior Note and to make Advances hereunder, Issuer represents and warrants to Purchaser as follows:

3.1. Due Incorporation, Qualification, etc. Issuer is a corporation duly organized, validly existing and in good standing under the laws of Bermuda.

3.2. Authority. The execution, delivery and performance by Issuer of each Loan Document to be executed by Issuer and the consummation of the transactions contemplated hereby and thereby (i) are within the power of Issuer and (ii) have been duly authorized by all necessary actions on the part of Issuer.

3.3. Enforceability. Each Loan Document executed, or to be executed, by Issuer has been, or will be, duly executed and delivered by Issuer and constitutes, or will constitute, a legal, valid and binding obligation of Issuer, enforceable against Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

4.       CONDITIONS TO MAKING ADVANCES

     Purchaser's obligation to make the initial Advance and each subsequent Advance is subject to the prior satisfaction or waiver of all the conditions set forth in this Section 4.

4.1. Principal Loan Documents. Issuer shall have duly executed and delivered to Purchaser (i) this Junior Note and (ii) such other Loan Documents as Purchaser may reasonably request.

4.2. Representations and Warranties Correct. The representations and warranties made by Issuer in Section 3 hereof shall be true and correct as of the date on which each Advance is made and after giving effect to the making of such Advance. The submission by Issuer to Purchaser of a request for an Advance shall be deemed to be a certification by the Issuer that as of the date of borrowing, the representations and warranties made by Issuer in Section 3 hereof are true and correct.

4.3. No Event of Default or Default. No Default or Event of Default shall have occurred and be continuing.

4.4. Total Outstanding Advances. After giving effect to each Advance, the outstanding aggregate principal amount of all Advances shall not exceed the Commitment.

5.       SUBORDINATION

     The principal of and interest on this Junior Note shall, to the extent and in the manner set forth in this Section 5, be fully subordinated and junior in right of payment to the prior payment in full of all principal of, interest on, and all other amounts owing in respect of, the Notes and the Note Purchase Agreement.

5.1. Prior Payment in Full of the Notes. All principal of, interest on, and all other amounts owing in respect of, the Notes and the Note Purchase Agreement shall first be paid in full before any payment on account of principal or interest is made on this Junior Note.

5.2 Insolvency Proceedings. In the event of any insolvency, bankruptcy, liquidation, reorganization or other similar proceedings, or any receivership proceedings in connection therewith, relative to Issuer or its property, and in the event of any proceedings for partial or total liquidation, dissolution or other winding up of Issuer, whether or not involving insolvency or bankruptcy proceedings ("Insolvency Proceedings"), then any payment or distribution of any kind or character (whether in cash, property, stock or obligations) to which Purchaser would be entitled, but for the provisions of this Section 5, shall be made directly to the holders of the Notes (on a pro rata basis as their interests appear), or to the trustee or agent under the indenture or other agreement pursuant to which the Notes were issued, to the extent necessary to pay all Notes in full.

5.3. Payments Held in Trust. Any payment of principal or interest on this Junior Note made to or received by Purchaser other than in compliance with this Section 5 shall be held in trust for the benefit of and paid over to the holders of the Notes (on a pro rata basis as their interests appear), or to the trustee or agent under the indenture or other agreement pursuant to which the Notes were issued.

5.4. Limitation on Actions. Until all principal of, interest on, and all other amounts owing in respect of the Notes shall have been indefeasibly paid in full, (i) Purchaser shall not ask, demand or declare this Junior Note to be due and payable by reason of any Event of Default, (ii) Issuer shall not make, and Purchaser shall not accept, any payment of principal of, interest on, or any other amounts owing in respect of, or any purchase or acquisition for value of, this Junior Note, and (iii) Purchaser shall not commence any Insolvency Proceedings or take any other legal or other action of any kind to enforce any of its rights to payment hereunder.

5.5. Subrogation. Subject to the indefeasible payment in full of all principal of, interest on, and all other amounts owing in respect of the Notes, Purchaser shall be subrogated to the rights of the holders of the Notes to receive payments or distributions of assets of Issuer payable or distributable to the holders of the Notes, until this Junior Note and interest hereon shall be paid in full and, as between Issuer, its creditors other than the holders of the Notes, and Purchaser, no payments or distributions otherwise payable or deliverable in respect to this Junior Note but, by virtue of the provisions hereof, paid or delivered to the holders of the Notes shall be deemed to be a payment by Issuer on account of the Notes and no payments or distributions paid to Purchaser, by virtue of subrogation herein provided for, shall be deemed to be a payment by Issuer on account of this Junior Note.

5.6. Obligations of Issuer. The provisions of this Section 5 are for the purpose of defining the relative rights of the holders of the Notes on the one hand and Purchaser on the other hand, and as between Issuer and Purchaser, nothing herein shall impair the obligation of Issuer, which is unconditional and absolute, to pay to Purchaser the principal of, interest on, and any other amounts owing in respect of, this Junior
         Note in accordance with the terms hereof; provided, however, that this provision is not intended to limit the restrictions on payments on this Junior Note set forth in this Section 5.

6.       EVENTS OF DEFAULT

6.1. Events of Default. The occurrence of any of the following shall constitute an "Event of Default" under this Junior Note:

          a. Failure to Pay. Issuer shall fail to pay the principal of, interest on, or any other amounts owing in respect of, this Junior Note or any other Loan Document on the Termination Date; or

          b. Voluntary Bankruptcy or Insolvency Proceedings. Issuer shall (i) apply for or consent to the appointment of a receiver, trustee, liquidation or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated in full or in part,
               (v) become insolvent, (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

         c. Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of Issuer or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to Issuer or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within sixty
                  (60) calendar days of commencement.

6.2.     Rights of Purchaser upon Default.

          a. Acceleration. Subject to the provisions of Section 5 hereof, upon the occurrence or existence of an Event of Default described in Sections 6.1(b) or 6.1(c), automatically and without notice or, at the option of, and upon written notice by, Purchaser, upon the occurrence of an Event of Default described in Section 6.1(a), all principal of, interest on, and all other amounts owing in respect of, this Junior Note shall become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Loan Documents to the contrary notwithstanding.

          b. Cumulative Rights, etc. The rights, powers and remedies of Purchaser under this Junior Note shall be in addition to all rights, powers and remedies given to Purchaser by virtue of any applicable law, rule or regulation of any Governmental Authority, any transaction contemplated hereby or any other agreement, all of which rights, powers, and remedies shall be cumulative and may be exercised successively or concurrently without impairing Purchaser's rights hereunder.

7.       MISCELLANEOUS

7.1. Notices. Except as otherwise provided herein, all notices, requests, demands, consents, instructions or other communications to or upon Purchaser or Issuer under this Agreement or the other Loan Documents shall be in writing and telecopied, mailed or delivered to each party at its telecopier number or address set forth below (or to such other telecopier number or address for any party as indicated in any written notice given by that party to the other party). All such notices and communications shall be effective (a) when sent by Federal Express or other overnight courier service of recognized standing, on the Business Day following the deposit with such service, (b) when mailed by registered or certified mail, first class postage prepaid, and addressed as aforesaid through the United States Postal Service, upon receipt, (c) when delivered by hand, upon delivery and (d) when telecopied, upon confirmation of receipt; provided, however, that any notice delivered to Purchaser under Section 2 shall not be effective until received by Purchaser. Purchaser:

                  Elan Corporation, plc
                  Lincoln House
                  Lincoln Place
                  Dublin 2
                  Ireland
                  Attention:  William F. Daniel

         Issuer:

                  Elan Pharmaceutical Investments III, Ltd.
                  102 St. James Court
                  Flatts, Smiths, FL-04
                  Bermuda

                  Attention:  Chief Executive Officer

7.2. Waivers; Amendments. Any term, covenant, agreement or condition of this Junior Note or any other Loan Document may be amended or waived if such amendment or waiver is in writing and is signed by Issuer and Purchaser; provided, however, that the provisions of Section 5 hereof may not be amended without the prior written consent of each of the holders of the Notes. No failure or delay by Purchaser in exercising any right hereunder shall operate as a waiver thereof or of any other right nor shall any single or partial exercise of any such right preclude any other further exercise thereof or of any other right. A waiver or consent given hereunder shall be effective only if in writing and in the specific instance and for the specific purpose for which given.

7.3. Successors and Assigns. This Junior Note and the other Loan Documents shall be binding upon and inure to the benefit of Issuer, Purchaser and their respective successors and permitted assigns, except that (i) Issuer may not assign or transfer (and any such attempted assignment or transfer shall be void) any of its rights or obligations under any Loan Document without the prior written consent of Purchaser and (ii) Purchaser may not assign or transfer (and any such attempted assignment or transfer shall be void) any of its rights or obligations under any Loan Document without the prior written consent of the holders of at least a majority in principal amount of the Notes at the time outstanding; provided that, notwithstanding the foregoing, the Purchaser may, without the consent of the holders of the Notes, assign or transfer its rights or obligations under any Loan Document to any of its affiliates or subsidiaries which is a "qualified purchaser," as such term is defined under the Investment Company Act of 1940.

7.4. Partial Invalidity. If at any time any provision of this Junior Note or any of the Loan Documents is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Junior Note or such other Loan Documents, nor the legality, validity or enforceability of such provision under the law of any other jurisdiction, shall in any way be affected or impaired thereby.

7.5. Governing Law. This Junior Note and each of the other Loan Documents shall be governed by and construed in accordance with the laws of the State of New York without reference to conflicts of law rules.

7.6. Entire Agreement. This Junior Note and the other Loan Documents, taken together, constitute and contain the entire agreement of Issuer and Purchaser with respect to the subject matter hereof and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

     IN WITNESS WHEREOF, the parties have executed this Junior Note as of the date first set forth above.

                          ELAN CORPORATION, PLC



                          By:
                             -----------------------------------------
                              Name:
                              Title:


                          ELAN PHARMACEUTICAL INVESTMENTS III, LTD.



                          By:
                             -----------------------------------------
                              Name:
                              Title: